1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________.)

SIGNATURES

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Six Months Ended June 30, 2010 and 2009 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2010 and 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.”

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2010 on which we have issued an unqualified opinion and as of and for the six months ended June 30, 2009 on which we have issued an unqualified opinion with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories.
July 22, 2010
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$131,854,140	20	$171,474,261	30
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	378	—	38,883	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	7,031,587	1	5,476,955	1
Receivables from related parties (Note 24)	24,822,081	4	18,716,737	3
Notes and accounts receivable	27,261,560	4	20,561,613	4
Allowance for doubtful receivables (Notes 2 and 8)	(523,000)	—	(398,419)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,982,628)	(1)	(7,311,251)	(1)
Other receivables from related parties (Note 24)	634,274	—	794,151	—
Other financial assets (Note 25)	718,908	—	1,333,913	—
Inventories (Notes 2, 3 and 9)	22,122,521	3	17,153,932	3
Deferred income tax assets (Notes 2 and 18)	3,216,953	1	5,669,448	1
Prepaid expenses and other current assets	1,134,163	—	883,166	—

Total current assets	212,290,937	32	234,393,389	41

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	115,722,527	17	106,116,192	19
Available-for-sale financial assets	1,039,916	—	1,035,686	—
Held-to-maturity financial assets	3,528,645	1	8,615,988	2
Financial assets carried at cost	497,835	—	501,060	—

Total long-term investments	120,788,923	18	116,268,926	21

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	126,586,981	19	114,927,509	20
Machinery and equipment	802,138,783	121	644,746,923	113
Office equipment	11,402,593	2	9,902,124	2

	940,128,357	142	769,576,556	135
Accumulated depreciation	(665,861,387)	(100)	(592,207,395)	(104)
Advance payments and construction in progress	36,387,561	5	25,712,586	5

Net property, plant and equipment	310,654,531	47	203,081,747	36

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,504,428	1	5,666,736	1

Total intangible assets	7,072,184	1	7,234,492	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	9,600,630	2	5,030,761	1
Refundable deposits	2,381,457	—	2,699,751	—
Others (Notes 2 and 24)	459,256	—	469,209	—

Total other assets	12,441,343	2	8,199,721	1

TOTAL	$663,247,918	100	$569,178,275	100

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$17,759,356	3	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	173,978	—	32,709	—
Accounts payable	9,783,999	1	7,784,982	1
Payables to related parties (Note 24)	3,218,130	—	2,222,351	—
Income tax payable (Notes 2 and 18)	3,484,996	—	2,997,283	1
Cash dividends payable (Note 20)	77,708,120	12	76,876,312	14
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	11,777,660	2	11,599,659	2
Payables to contractors and equipment suppliers	25,443,411	4	15,549,894	3
Accrued expenses and other current liabilities (Notes 16 and 23)	11,875,119	2	8,128,016	1

Total current liabilities	161,224,769	24	125,191,206	22

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	4,500,000	1	4,500,000	1
Other long-term payables (Notes 16 and 23)	161,390	—	590,724	—

Total long-term liabilities	4,661,390	1	5,090,724	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,805,044	1	3,760,071	1
Guarantee deposits (Note 27)	872,331	—	1,212,250	—
Deferred credits (Notes 2 and 24)	—	—	162,529	—

Total other liabilities	4,677,375	1	5,134,850	1

Total liabilities	170,563,534	26	135,416,780	24

CAPITAL STOCK — NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares
Issued: 25,905,017 thousand shares in 2010 25,626,356 thousand shares in 2009	259,050,172	39	256,263,562	45
To be issued	—	—	2,699,971	—

	259,050,172	39	258,963,533	45

CAPITAL SURPLUS (Notes 2 and 20)	55,566,995	8	55,331,535	10

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	86,239,494	13	77,317,710	14
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	90,567,054	14	41,347,655	7

	178,119,595	27	118,665,365	21

OTHERS (Notes 2 and 23)
Cumulative translation adjustments	(1,034,256)	—	456,824	—
Unrealized gain on financial instruments	981,878	—	344,238	—

	(52,378)	—	801,062	—

Total shareholders’ equity	492,684,384	74	433,761,495	76

TOTAL	$663,247,918	100	$569,178,275	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$196,370,319		$114,227,264

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	5,560,054		4,671,054

NET SALES	190,810,265	100	109,556,210	100

COST OF SALES (Notes 3, 9, 19 and 24)	98,822,613	52	67,820,643	62

GROSS PROFIT	91,987,652	48	41,735,567	38

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	1,646	—	(79,066)	—

REALIZED GROSS PROFIT	91,989,298	48	41,656,501	38

OPERATING EXPENSES (Notes 19 and 24)
Research and development	12,596,905	7	7,934,763	7
General and administrative	4,809,249	2	3,975,992	4
Marketing	1,358,880	1	822,469	1

Total operating expenses	18,765,034	10	12,733,224	12

INCOME FROM OPERATIONS	73,224,264	38	28,923,277	26

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,179,835	1	—	—
Settlement income (Note 27)	1,278,400	1	494,070	1
Interest income (Note 2)	388,318	—	740,068	1
Technical service income (Notes 24 and 27)	236,790	—	149,052	—
Foreign exchange gain, net (Note 2)	92,744	—	—	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	29,739	—	—	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	—	—	53,461	—
Others (Notes 2 and 24)	169,924	—	219,593	—

Total non-operating income and gains	4,375,750	2	1,656,244	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Casualty loss (Note 9)	$194,137	—	$—	—
Interest expense	79,188	—	74,526	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	3,276,491	3
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	—	—	42,347	—
Foreign exchange loss, net (Note 2)	—	—	32,612	—
Others (Note 2)	76,974	—	63,174	—

Total non-operating expenses and losses	350,299	—	3,489,150	3

INCOME BEFORE INCOME TAX	77,249,715	40	27,090,371	25

INCOME TAX EXPENSE (Notes 2 and 18)	3,304,682	1	1,089,852	1

NET INCOME	$73,945,033	39	$26,000,519	24

	2010		2009
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$2.98	$2.85	$1.05	$1.01

Diluted earnings per share	$2.98	$2.85	$1.04	$1.00

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated July 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

										Others
						Retained Earnings					Unrealized
	Capital Stock — Common Stock		To Be Issued			Legal	Special			Cumulative	Gain (Loss)	Total
	Shares		Shares		Capital	Capital	Capital	Unappropriated		Translation	on Financial	Shareholders’
	(In Thousands)	Amount	(In Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Equity

BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	—	$—	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$495,082,712

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—
Special capital reserve	—	—	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	(77,708,120)
Net income for the six months ended June 30, 2010	—	—	—	—	—	—	—	73,945,033	73,945,033	—	—	73,945,033
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	711	—	—	—	—	—	—	711
Translation adjustments	—	—	—	—	—	—	—	—	—	732,411	—	732,411
Issuance of stock from exercising employee stock options	2,311	23,106	—	—	62,508	—	—	—	—	—	—	85,614
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(6,756)	(6,756)
Net change in shareholders’ equity from equity method investees	—	—	—	—	17,766	—	—	—	—	—	535,013	552,779

BALANCE, JUNE 30, 2010	25,905,017	$259,050,172	—	$—	$55,566,995	$86,239,494	$1,313,047	$90,567,054	$178,119,595	$(1,034,256)	$981,878	$492,684,384

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	—	$—	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$476,377,111

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(391,857)	391,857	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—
Profit sharing to employees — in stock	—	—	141,870	1,418,699	6,076,289	—	—	—	—	—	—	7,494,988
Capital surplus transferred to capital stock	—	—	76,876	768,763	(768,763)	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	26,000,519	26,000,519	—	—	26,000,519
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	129,081	—	—	—	—	—	—	129,081
Translation adjustments	—	—	—	—	—	—	—	—	—	(24,334)	—	(24,334)
Issuance of stock from exercising employee stock options	919	9,189	—	—	19,673	—	—	—	—	—	—	28,862
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	3,028	3,028
Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	—	—	628,552	628,552

BALANCE, JUNE 30, 2009	25,626,356	$256,263,562	269,997	$2,699,971	$55,331,535	$77,317,710	$—	$41,347,655	$118,665,365	$456,824	$344,238	$433,761,495

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$73,945,033	$26,000,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,684,919	37,142,624
Unrealized (realized) gross profit from affiliates	(1,646)	79,066
Amortization of premium/discount of financial assets	8,666	(15,843)
Gain on disposal of available-for-sale financial assets, net	—	(37,370)
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Loss on disposal of financial assets carried at cost, net	1,263	—
Equity in losses (earnings) of equity method investees, net	(2,179,835)	3,276,491
Cash dividends received from equity method investees	—	988,201
Gain on disposal of property, plant and equipment and other assets, net	(9,334)	(55,936)
Deferred income tax	(990,530)	(551,537)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	355,343	(47,332)
Receivables from related parties	(2,280,308)	(6,988,533)
Notes and accounts receivable	(7,377,040)	(9,120,437)
Allowance for doubtful receivables	92,000	(38,327)
Allowance for sales returns and others	(2,601,004)	1,442,669
Other receivables from related parties	33,182	168,432
Other financial assets	385,164	(603,233)
Inventories	(3,292,305)	(4,345,996)
Prepaid expenses and other current assets	(230,184)	309,309
Increase (decrease) in:
Accounts payable	492,889	3,470,717
Payables to related parties	1,178,788	1,020,001
Income tax payable	(5,276,124)	(6,225,528)
Accrued profit sharing to employees and bonus to directors	5,006,322	3,946,590
Accrued expenses and other current liabilities	(4,941,797)	154,947
Accrued pension cost	(2,132)	50,062
Deferred credits	(47,873)	(115,831)

Net cash provided by operating activities	91,953,457	49,887,634

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(98,190,906)	(12,638,153)
Held-to-maturity financial assets	—	(662,685)
Investments accounted for using equity method	(8,018,146)	(210,999)
Financial assets carried at cost	(480)	(483)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	—	1,037,370
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

Held-to-maturity financial assets	$11,595,000	$4,245,000
Financial assets carried at cost	3,370	—
Property, plant and equipment and other assets	20,903	383
Proceeds from return of capital by investees	—	20,201
Increase in deferred charges	(585,185)	(194,313)
Decrease in refundable deposits	316,659	19,986

Net cash used in investing activities	(94,858,785)	(8,383,693)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	17,759,356	—
Repayment of bonds payable	—	(8,000,000)
Decrease in guarantee deposits	(129,045)	(266,902)
Proceeds from exercise of employee stock options	85,614	28,862

Net cash provided by (used in) financing activities	17,715,925	(8,238,040)

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,810,597	33,265,901

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	117,043,543	138,208,360

CASH AND CASH EQUIVALENTS, END OF PERIOD	$131,854,140	$171,474,261

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$145,179	$351,803

Income tax paid	$9,452,574	$7,694,716

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$94,612,614	$20,613,156
Decrease (increase) in payables to contractors and equipment suppliers	3,701,212	(7,975,003)
Nonmonetary exchange trade-out price	(122,920)	—

Cash paid	$98,190,906	$12,638,153

Disposal of property, plant and equipment and other assets	$143,823	$58,833
Increase in other payables to related parties	—	(58,450)
Nonmonetary exchange trade-out price	(122,920)	—

Cash received	$20,903	$383

NON-CASH FINANCING ACTIVITIES
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$569,149	$935,825

Profit sharing to employees transferred to capital stock	$—	$7,494,988

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
As of June 30, 2010 and 2009, the Company had 25,306 and 19,759 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:

Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents
Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company determines the amount of the allowance for doubtful receivables with a charge of 1% of the amount of outstanding receivables considering the account aging analysis and current trends in the credit quality of its customers.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.
Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.
As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.
Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 3 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Profit Sharing to Employees and Bonus to Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the six months ended June 30, 2009.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2010	2009

Cash and deposits in banks	$129,953,580	$164,060,131
Repurchase agreements collateralized by government bonds	1,900,560	7,414,130

	$131,854,140	$171,474,261

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2010	2009

Trading financial assets

Cross currency swap contracts	$378	$38,883

Trading financial liabilities

Forward exchange contracts	$13,893	$6,284
Cross currency swap contracts	160,085	26,425

	$173,978	$32,709

The Company entered into derivative contracts during the six months ended June 30, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
June 30, 2010

Sell EUR/Buy NT$	July 2010	EUR14,000/NT$549,304
Sell US$/Buy NT$	July 2010	US$40,000/NT$1,277,000

June 30, 2009

Sell EUR/Buy US$	July 2009	EUR12,200/US$17,019
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received

June 30, 2010

July 2010 to August 2010	US$615,000/NT$19,689,710	0.41%-0.67%	0.00%-0.00%

June 30, 2009

July 2009	US$767,000/NT$25,197,800	0.46%-9.26%	0.00%-0.76%
For the six months ended June 30, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$29,739 thousand and a net loss of NT$42,347 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2010	2009

Corporate bonds	$1,039,916	$1,035,686

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2010	2009

Corporate bonds	$9,560,232	$13,209,510
Structured time deposits	1,000,000	—
Government bonds	—	883,433

	10,560,232	14,092,943
Current portion	(7,031,587)	(5,476,955)

	$3,528,645	$8,615,988

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2010

Callable domestic deposits	$1,000,000	$819	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$431,000	$436,746
Provision	92,000	205,480
Write-off	—	(243,807)

Balance, end of period	$523,000	$398,419

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$8,583,632	$5,868,582
Provision	5,560,054	4,671,054
Write-off	(8,161,058)	(3,228,385)

Balance, end of period	$5,982,628	$7,311,251

9.	INVENTORIES

	June 30
	2010	2009

Finished goods	$2,266,830	$1,762,370
Work in process	16,884,693	13,832,628
Raw materials	1,953,960	872,203
Supplies and spare parts	1,017,038	686,731

	$22,122,521	$17,153,932

Write-down of inventories to net realizable value in the amount of NT$47,183 thousand and NT$691,760 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2010 and 2009. And inventories losses related to earthquake in the amount of NT $194,137 thousand were classified under non-operating expenses and losses for the six months ended June 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$46,004,067	100	$46,275,534	100
TSMC Partners, Ltd. (TSMC Partners)	34,361,272	100	32,889,200	100
Vanguard International Semiconductor Corporation (VIS)	9,233,879	38	9,209,323	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,727,380	39	5,744,178	39
Motech Industries Inc. (Motech)	6,225,880	20	—	—
TSMC China Company Limited (TSMC China)	3,134,321	100	4,286,079	100
VentureTech Alliance Fund III, L.P. (VTAF III)	2,890,551	99	1,418,421	98
TSMC North America	2,800,334	100	2,593,228	100
Xintec Inc. (Xintec)	1,576,835	41	1,349,779	42
VentureTech Alliance Fund II, L.P. (VTAF II)	1,128,923	98	807,446	98
Global UniChip Corporation (GUC)	1,000,709	35	920,198	36
Emerging Alliance Fund, L.P. (Emerging Alliance)	315,832	99	332,124	99
TSMC Europe B.V. (TSMC Europe)	156,985	100	141,821	100
TSMC Japan Limited (TSMC Japan)	146,335	100	132,285	100
TSMC Korea Limited (TSMC Korea)	19,224	100	16,576	100

	$115,722,527		$106,116,192

For the six months ended June 30, 2010, the Company increased its investment in VTAF III for the amount of NT$1,710,588 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%.

In February 2010, the Company subscribed 75,316 thousand shares in Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

TSMC Partners and TSMC International were both 100% owned subsidiaries of the Company. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

For the six months ended June 30, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$2,179,835 thousand and a net loss of NT$3,276,491 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea. The Company believes that, had Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been audited, any adjustments arising would have no material effect on the Company’s financial statements.

As of June 30, 2010 and 2009, quoted market price of publicly traded stocks in unrestricted investments accounted for using equity method (VIS and GUC) were NT$13,692,207 thousand and NT$15,082,092 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$1,429,118	$2,053,253
Additions	2,055,660	—
Amortizations	(472,501)	(312,068)

Balance, end of period	$3,012,277	$1,741,185

Movements of the difference allocated to goodwill were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2010	2009

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	162,476

	$497,835	$501,060

12.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2010
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$124,522,047	$2,065,029	$(95)	$—	$126,586,981
Machinery and equipment	713,426,126	89,052,436	(479,621)	139,842	802,138,783
Office equipment	10,781,099	894,165	(272,229)	(442)	11,402,593

	848,729,272	$92,011,630	$(751,945)	$139,400	940,128,357

Accumulated depreciation
Buildings	73,525,160	$4,059,404	$(95)	$—	77,584,469
Machinery and equipment	545,693,910	34,213,131	(479,621)	139,842	579,567,262
Office equipment	8,545,253	437,074	(272,229)	(442)	8,709,656

	627,764,323	$38,709,609	$(751,945)	$139,400	665,861,387

Advance payments and construction in progress	33,786,577	$2,600,984	$—	$—	36,387,561

	$254,751,526				$310,654,531

	Six Months Ended June 30, 2009
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$913,730	$(809)	$—	$114,927,509
Machinery and equipment	635,008,261	11,454,368	(1,718,271)	2,565	644,746,923
Office equipment	9,748,869	290,510	(137,255)	—	9,902,124

	758,771,718	$12,658,608	$(1,856,335)	$2,565	769,576,556

Accumulated depreciation
Buildings	65,351,514	$4,051,294	$(809)	$—	69,401,999
Machinery and equipment	484,046,160	31,694,103	(1,115,264)	2,565	514,627,564
Office equipment	7,849,580	465,322	(137,070)	—	8,177,832

	557,247,254	$36,210,719	$(1,253,143)	$2,565	592,207,395

Advance payments and construction in progress	17,758,038	$7,954,548	$—	$—	25,712,586

	$219,282,502				$203,081,747

No interest was capitalized during the six months ended June 30, 2010 and 2009.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2010
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period

Technology license fees	$2,979,801	$—	$(366,983)	$2,612,818
Software and system design costs	1,646,973	585,185	(425,060)	1,807,098
Patent and others	1,264,911	—	(180,399)	1,084,512

	$5,891,685	$585,185	$(972,442)	$5,504,428

	Six Months Ended June 30, 2009
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period

Technology license fees	$3,786,251	$—	$(423,468)	$3,362,783
Software and system design costs	1,559,857	194,313	(370,739)	1,383,431
Patent and others	1,055,353	—	(134,831)	920,522

	$6,401,461	$194,313	$(929,038)	$5,666,736

14.	SHORT-TERM LOANS

June 30
2010
Unsecured loans
Due in July 2010, annual interest at 0.51%-0.75%	$17,759,356

15.	BONDS PAYABLE

	June 30
	2010	2009

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

16.	OTHER LONG-TERM PAYABLES
The Company’s long-term payables mainly resulted from license agreements for certain semiconductor-related patents. As of June 30, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount

2010 (3rd and 4th quarter)	$310,925
2011	419,614

730,539
Current portion (classified under accrued expenses and other current liabilities)	(569,149)

$161,390

17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts, and recognized pension costs of NT$408,072 thousand and NT$284,118 thousand for the six months ended June 30, 2010 and 2009, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$118,159 thousand and NT$144,341 thousand for the six months ended June 30, 2010 and 2009, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2010	2009

The Fund
Balance, beginning of period	$2,595,717	$2,389,519
Contributions	112,906	98,290
Interest	41,105	52,445
Payments	(7,690)	(37,801)

Balance, end of period	$2,742,038	$2,502,453

Accrued pension cost
Balance, beginning of period	$3,807,176	$3,710,009
Accruals (payments)	(2,132)	50,062

Balance, end of period	$3,805,044	$3,760,071

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2010	2009

Income tax expense based on “income before income tax” at statutory rate (17% and 25% for 2010 and 2009, respectively)	$13,132,452	$6,772,583
Tax effect of the following:
Tax-exempt income	(7,108,909)	(3,229,360)
Temporary and permanent differences	(405,323)	2,063,571
Others	—	69,174
Additional tax at 10% on unappropriated earnings	127,489	—
Income tax credits used	(2,441,073)	(2,837,984)

Income tax currently payable	$3,304,636	$2,837,984

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2010	2009

Income tax currently payable	$3,304,636	$2,837,984
Income tax adjustments on prior years	980,428	(1,155,113)
Other income tax adjustments	10,148	(41,482)
Net change in deferred income tax assets
Investment tax credits	(4,859,385)	(2,296,767)
Temporary differences	69,029	308,450
Valuation allowance	3,799,826	1,436,780

Income tax expense	$3,304,682	$1,089,852

c.	Net deferred income tax assets consisted of the following:

	June 30
	2010	2009

Current deferred income tax assets
Investment tax credits	$2,512,000	$4,956,104
Temporary differences
Allowance for sales returns and others	520,488	624,215
Others	184,465	89,129

	$3,216,953	$5,669,448

Noncurrent deferred income tax assets
Investment tax credits	$17,079,126	$10,952,881
Temporary differences
Depreciation	2,026,861	1,543,210
Others	93,801	371,096
Valuation allowance	(9,599,158)	(7,836,426)

	$9,600,630	$5,030,761

Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.
Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.
d.	Integrated income tax information:
The balance of the imputation credit account as of June 30, 2010 and 2009 was NT$10,284,010 thousand and NT$8,102,454 thousand, respectively.
The estimated and actual creditable ratios for distribution of earnings of 2009 and 2008 were 9.84% and 9.10%, respectively.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2010, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$3,216,963	$3,216,963	2012
		6,043,444	6,043,444	2013
		2,721,184	2,721,184	2014

		$11,981,591	$11,981,591

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2010
		1,054,194	522,971	2011
		2,691,517	2,691,517	2012
		4,328,009	4,328,009	2013

		$9,073,720	$7,542,497

Statute for Upgrading Industries	Personnel training expenditures	$19,293	$19,293	2011
		30,624	30,624	2012
		17,121	17,121	2013

		$67,038	$67,038

Statute for Industrial Innovation	Research and development expenditures	$909,850	$—	2010
g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2001	2006 to 2010
Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014 (proposed)
h.	The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$11,079,255	$8,196,609	$19,275,864
Labor and health insurance	405,536	236,761	642,297
Pension	332,212	194,019	526,231
Meal	254,042	106,506	360,548
Welfare	101,229	60,505	161,734
Others	33,161	7,935	41,096

	$12,205,435	$8,802,335	$21,007,770

Depreciation	$36,299,789	$2,401,688	$38,701,477

Amortization	$627,488	$344,954	$972,442

	Six Months Ended June 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$6,099,123	$4,445,518	$10,544,641
Labor and health insurance	290,166	172,465	462,631
Pension	268,466	159,993	428,459
Meal	193,992	80,986	274,978
Welfare	62,101	37,965	100,066
Others	37,969	8,800	46,769

	$6,951,817	$4,905,727	$11,857,544

Depreciation	$34,426,607	$1,775,979	$36,202,586

Amortization	$608,828	$320,210	$929,038

20.	SHAREHOLDERS’ EQUITY
As of June 30, 2010, 1,097,136 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,485,679 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2010	2009

Additional paid-in capital	$23,520,313	$23,289,667
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	348,047	343,233
Donations	55	55

	$55,566,995	$55,331,535

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$4,988,630 thousand and NT$3,906,590 thousand for the six months ended June 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2009 and 2008 had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008

Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2009 was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.

The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.

The information about the appropriations of profit sharing to employees and bonus directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2010.

Information about outstanding options for the six months ended June 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)

Six months ended June 30, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(2,311)	37.1

Balance, end of period	26,499	33.1

Six months ended June 30, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(919)	31.4
Options canceled	(243)	46.4

Balance, end of period	35,072	35.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of June 30, 2010, information about outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)

$22.8-$32.0	19,961	2.68	$29.0
38.0- 50.1	6,538	4.41	45.6

	26,499	3.11	33.1

As of June 30, 2010, all of the above outstanding options were exercisable.
No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2010 and 2009 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Six Months Ended June 30
	2010	2009
Net income:
Net income as reported	$73,945,033	$26,000,519
Pro forma net income	73,996,839	25,823,759

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.85	$1.01
Pro forma basic EPS	2.86	1.00
Diluted EPS as reported	2.85	1.00
Pro forma diluted EPS	2.86	1.00

22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Six months ended June 30, 2010

Basic EPS
Earnings available to common shareholders	$77,249,715	$73,945,033	25,904,196	$2.98	$2.85

Effect of dilutive potential common shares	—	—	12,654

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$77,249,715	$73,945,033	25,916,850	$2.98	$2.85

Six months ended June 30, 2009

Basic EPS
Earnings available to common shareholders	$27,090,371	$26,000,519	25,770,637	$1.05	$1.01

Effect of dilutive potential common shares	—	—	172,992

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$27,090,371	$26,000,519	25,943,629	$1.04	$1.00

Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2009 to remain at NT$1.01 and NT$1.00, respectively.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$378	$378	$38,883	$38,883
Available-for-sale financial assets	1,039,916	1,039,916	1,035,686	1,035,686
Held-to-maturity financial assets	10,560,232	10,668,153	14,092,943	14,181,730
Financial assets carried at cost	497,835	—	501,060	—

Liabilities

Financial liabilities at fair value through profit or loss	173,978	173,978	32,709	32,709
Bonds payable	4,500,000	4,556,853	4,500,000	4,592,795
Other long-term payable (including current portion)	730,539	730,539	1,526,549	1,526,549
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair values of derivatives contracts which were outstanding as of June 30, 2010 and 2009 estimated using valuation techniques were recognized as a net loss of NT$173,600 thousand and a net gain of NT$6,174 thousand, respectively.

d.	As of June 30, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$11,600,526 thousand and NT$15,167,512 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$22,433,334 thousand and NT$4,532,709 thousand, respectively.

e.	Movements of unrealized gains or losses on financial instruments for the six months ended June 30, 2010 and 2009 were as follows:

	Six Months Ended June 30, 2010
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(6,756)	535,013	528,257

Balance, end of period	$39,916	$941,962	$981,878

	Six Months Ended June 30, 2009
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	40,398	628,552	668,950
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$35,686	$308,552	$344,238

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries
TSMC North America
TSMC China
TSMC Europe
TSMC Japan
TSMC Korea
b.	Investees
GUC (with a controlling financial interest)
Xintec (with a controlling financial interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)
Motech (accounted for using equity method)
c.	Indirect subsidiaries
WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
TSMC Design Technology Canada Inc. (TSMC Canada)
d.	Indirect investee
VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.
e.	Others
Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2010		2009
	Amount	%	Amount	%

For the six months ended June 30

Sales
TSMC North America	$102,705,311	52	$61,280,891	53
Others	1,051,606	1	906,621	1

	$103,756,917	53	$62,187,512	54

Purchases
WaferTech	$3,743,351	17	$2,012,386	16
TSMC China	3,691,579	16	1,288,201	10
SSMC	2,211,401	10	1,422,840	11
VIS	2,094,567	9	1,399,271	11

	$11,740,898	52	$6,122,698	48

	2010		2009
	Amount	%	Amount	%
Manufacturing expenses
Xintec (rent and outsourcing)	$113,104	—	$—	—
VisEra (outsourcing)	11,625	—	15,168	—

	$124,729	—	$15,168	—

Marketing expenses — commission
TSMC Europe	$206,214	15	$151,844	18
TSMC Japan	128,234	9	104,755	13
TSMC China	25,404	2	—	—
TSMC Korea	10,139	1	6,336	1

	$369,991	27	$262,935	32

Research and development expenses
TSMC Technology (primarily consulting fee)	$289,788	2	$179,751	2
TSMC Canada (primarily consulting fee)	95,047	1	76,380	1
VIS (primarily rent)	5,291	—	—	—
Others	17,349	—	24,608	—

	$407,475	3	$280,739	3

Sales of property, plant and equipment and other assets
VIS	$15,940	11	$—	—
TSMC China	11,224	8	—	—
WaferTech	9,655	7	263	—
Xintec	—	—	58,450	99

	$36,819	26	$58,713	99

Purchases of property, plant and equipment
TSMC China	$63,525	—	$—	—
VIS	15,865	—	—	—
WaferTech	9,624	—	—	—

	$89,014	—	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 27e)	$158,021	4	$88,964	5
SSMC (primarily technical service income, see Note 27d)	96,783	2	57,560	4
TSMC China	36,232	1	97,186	6
Others	9,643	—	263	—

	$300,679	7	$243,973	15

	2010		2009
	Amount	%	Amount	%
As of June 30

Receivables
TSMC North America	$24,563,831	99	$18,436,885	99
Others	258,250	1	279,852	1

	$24,822,081	100	$18,716,737	100

Other receivables
VIS	$378,802	60	$373,849	47
GUC	93,255	15	153,874	19
Motech	67,785	11	—	—
SSMC	49,217	8	36,923	5
TSMC China	13,836	2	136,106	17
Xintec	9,292	1	70,823	9
Others	22,087	3	22,576	3

	$634,274	100	$794,151	100

Payables
TSMC China	$899,850	28	$365,620	16
VIS	853,331	27	735,925	33
WaferTech	750,706	23	480,794	22
SSMC	447,822	14	400,558	18
TSMC Technology	118,085	4	123,536	6
Others	148,336	4	115,918	5

	$3,218,130	100	$2,222,351	100

Deferred debits (credits)
TSMC China	$13,887	3	$(90,452)	(56)

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.

The Company deferred the gains and losses (classified under deferred debits and deferred credits) derived from sales of property, plant, and equipment to TSMC China, and then recognized such gains and losses (classified under non-operating income and gains and non-operating expenses and losses) over the depreciable lives of the disposed assets.

25.	PLEDGED OR MORTGAGED ASSETS
As of June 30, 2010 and 2009, the Company had pledged time deposits of NT$352,354 thousand and NT$605,602 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee, respectively.

26.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2010 to December 2029 and can be renewed upon expiration.

As of June 30, 2010, future lease payments were as follows:

Year	Amount

2010 (3rd and 4th quarter)	$198,269
2011	398,009
2012	398,009
2013	376,364
2014	363,378
2015 and thereafter	3,269,059

$5,003,088

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of June 30, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2010 the Company had a total of US$25,262 thousand of guarantee deposits

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned 1,789,493,218 common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding. The Company expects to recognize the settlement income of NT$4,434,364 thousand in the third quarter of 2010.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the US International Trade Commission (US ITC) accusing TSMC and one other company of allegedly infringing a single US patent. The US ITC has initiated an investigation on July 21, 2010. The outcome of such an investigation cannot be determined at this time.

28.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees in which the Company has a controlling interest:

Not meet the criteria for hedge accounting

TSMC China entered into forward exchange contracts during the six months ended June 30, 2010 to manage exposures due to foreign exchange rate fluctuations. There are no outstanding forward exchange contracts as of June 30, 2010.

For the six months ended June 30, 2010, net losses arising from forward exchange contracts of TSMC China amounted to NT$380 thousand.

Xintec entered into forward exchange contracts during the six months ended June 30, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2010 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	July 2010 to September 2010	US$13,000/ NT$416,574
For the six months ended June 30, 2010, net losses arising from forward exchange contracts of Xintec amounted to NT$8,892 thousand.

Meet the criteria for hedge accounting

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of June 30, 2010, the outstanding interest rate swap contract of Xintec consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	June 30, 2010	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(761)	2010 to 2012	2010 to 2012
The adjustment to shareholders’ equity of Xintec as a result of the above interest rate swap contract amounted to NT$761 thousand for the six months period ended June 30, 2010.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,039,961	N/A		$1,039,916
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—		2,190,008	N/A		2,210,300
	Nan Ya Plastics Corporation	—	²	—		2,000,939	N/A		2,043,355
	Taiwan Power Company	—	²	—		1,908,207	N/A		1,926,431
	China Steel Corporation	—	²	—		1,509,791	N/A		1,526,601
	Formosa Plastics Corporation	—	²	—		1,151,571	N/A		1,162,811
	CPC Corporation, Taiwan	—	²	—		500,001	N/A		499,940
	Taipei Fubon Commercial Bank Co., Ltd.	—	²	—		299,715	N/A		299,678

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		46,004,067	100		46,004,067
	TSMC Partners	Subsidiary	²	988,268		34,361,272	100		34,361,272
	VIS	Investee accounted for using equity method	²	628,223		9,233,879	38		8,229,728
	SSMC	Investee accounted for using equity method	²	314		6,727,380	39		6,250,731
	Motech	Investee accounted for using equity method	²	75,316		6,225,880	20		4,017,503
	TSMC North America	Subsidiary	²	11,000		2,800,334	100		2,800,334
	Xintec	Investee with a controlling financial interest	²	93,081		1,576,835	41		1,551,723
	GUC	Investee with a controlling financial interest	²	46,688		1,000,709	35		5,462,479
	TSMC Europe	Subsidiary	²	—		156,985	100		156,985
	TSMC Japan	Subsidiary	²	6		146,335	100		146,335
	TSMC Korea	Subsidiary	²	80		19,224	100		19,224
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		293,186
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500		105,000	7		353,790
	W.K. Technology Fund IV	—	²	4,000		40,000	2		42,637

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	²	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		3,134,321	100		3,144,809
	VTAF III	Subsidiary	²	—		2,890,551	99		2,872,451
	VTAF II	Subsidiary	²	—		1,128,923	98		1,123,154
	Emerging Alliance	Subsidiary	²	—		315,832	99		315,832

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,416	N/A	US$	21,248
	General Elec Cap Corp. Mtn	—	²	—	US$	20,181	N/A	US$	21,320
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Partners	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	368,023	100	US$	368,023
	VisEra Holding Company	Investee accounted for using equity method	²	43,000	US$	73,240	49	US$	73,240
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	27,132	97	US$	27,132
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	²	21,415	US$	16,853	97	US$	16,853
	TSMC Technology	Subsidiary	²	1	US$	9,452	100	US$	9,452
	TSMC Canada	Subsidiary	²	2,300	US$	3,392	100	US$	3,392
	Mcube Inc.	Investee accounted for using equity method	²	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	692	10	US$	692

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,275	N/A	US$	21,320
	JP Morgan Chase & Co.	—	²	—	US$	15,000	N/A	US$	14,850

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	182,026	100	US$	182,026

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	11	US$	1,648
	Global Investment Holding Inc.	—	²	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	13	1	US$	13
	Mosaic Systems, Inc.	—	²	2,481	US$	12	N/A	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	²	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	²	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	969	US$	4,504	2	US$	4,504
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	²	1,238	US$	1,036	3	US$	1,036
	Sentelic	—	²	1,200	US$	2,040	9	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	²	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	²	12,378	US$	2,378	3	US$	2,378
	Beceem Communications	—	²	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	²	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	²	4,048	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	²	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	²	7,027	US$	3,383	19	US$	3,383
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

VTAF II	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	593	13	US$	593
	Xceive	—	²	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,709	59	US$	1,709
	Aiconn Technology Corporation	Investee accounted for using equity method	²	5,623	US$	770	43	US$	770

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	²	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	²	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	²	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	²	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	²	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	²	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	²	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	²	8,070	US$	3,089	4	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	860	100	US$	860
	VTA Holdings	Subsidiary	²	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	2	US$	762
	Staccato	—	²	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	4,874	US$	22,135	7	US$	22,135
	Memsic, Inc.	—	²	1,286	US$	2,905	5	US$	2,905
	Capella Microsystems (Taiwan), Inc.	—	²	547	US$	3,081	2	US$	3,081

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	²	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,423	5	US$	2,423
	Capella Microsystems (Taiwan), Inc.	—	²	551	US$	3,103	2	US$	3,103
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	15	US$	3,664
	Sonics, Inc.	—	²	278	US$	10	3	US$	10
	EON Technology, Corp.	—	²	874	US$	242	1	US$	242
	Goyatek Technology, Corp.	—	²	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	²	264	US$	456	3	US$	456
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		40,795	100		40,795
	GUC-Japan	Subsidiary	²	1		14,205	100		14,205
	GUC-BVI	Subsidiary	²	550		9,611	100		9,611
	GUC-Europe	Subsidiary	²	—		4,366	100		4,366

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		8,158	100		8,158

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,042	N/A	US$	5,042
	African Development Bank	—	²	2,600	US$	2,619	N/A	US$	2,619
	Allstate Life Gbl Fdg Secd	—	²	4,430	US$	4,857	N/A	US$	4,857
	Alltel Corp.	—	²	100	US$	110	N/A	US$	110
	American Honda Fin Corp. Mtn	—	²	4,000	US$	3,975	N/A	US$	3,975
	Anz National Intl Ltd.	—	²	3,500	US$	3,545	N/A	US$	3,545
	Asian Development Bank	—	²	2,500	US$	2,497	N/A	US$	2,497
	Astrazeneca Plc	—	²	3,150	US$	3,440	N/A	US$	3,440
	AT+T Wireless	—	²	3,500	US$	3,917	N/A	US$	3,917
	Australia + New Zealand Bkg	—	²	2,000	US$	2,059	N/A	US$	2,059
	Banco Bilbao Vizcaya P R	—	²	3,250	US$	3,247	N/A	US$	3,247
	Bank New York Inc.	—	²	1,615	US$	1,609	N/A	US$	1,609
	Bank New York Inc. Medium	—	²	2,100	US$	2,274	N/A	US$	2,274
	Bank of America	—	²	1,900	US$	2,020	N/A	US$	2,020
	Bank of New York Mellon	—	²	2,200	US$	2,209	N/A	US$	2,209
	Bank of Nova Scotia	—	²	5,000	US$	4,993	N/A	US$	4,993
	Bank of Scotland Plc	—	²	4,000	US$	3,993	N/A	US$	3,993
	Barclays Bank Plc	—	²	12,000	US$	11,995	N/A	US$	11,995
	Barclays Bank Plc NY	—	²	5,000	US$	4,997	N/A	US$	4,997
	Bbva US Senior SA Uniper	—	²	4,745	US$	4,709	N/A	US$	4,709
	Bear Stearns Cos Inc.	—	²	5,000	US$	4,975	N/A	US$	4,975
	Bear Stearns Cos Inc.	—	²	3,500	US$	3,445	N/A	US$	3,445
	Berkshire Hathaway Inc. Del	—	²	3,500	US$	3,506	N/A	US$	3,506
	Bhp Billiton Fin USA Ltd.	—	²	2,000	US$	2,130	N/A	US$	2,130
	Bk Tokyo Mitsubishi Ufj	—	²	2,000	US$	2,033	N/A	US$	2,033
	Bmw US Capital LLC	—	²	1,600	US$	1,599	N/A	US$	1,599
	Bnp Paribas SA	—	²	3,810	US$	3,823	N/A	US$	3,823
	Boeing Cap Corp.	—	²	2,925	US$	3,234	N/A	US$	3,234
	Boeing Co.	—	²	450	US$	456	N/A	US$	456
	Bsch Issuances Ltd.	—	²	2,250	US$	2,269	N/A	US$	2,269
	Caterpillar Financial SE	—	²	300	US$	302	N/A	US$	302
	Cello Part/Veri Wirelss	—	²	3,000	US$	3,067	N/A	US$	3,067
	Citibank NA	—	²	10,000	US$	10,092	N/A	US$	10,092
	Citigroup Funding Inc.	—	²	6,000	US$	6,127	N/A	US$	6,127
	Citigroup Funding Inc.	—	²	2,000	US$	2,042	N/A	US$	2,042
	Citigroup Inc.	—	²	1,400	US$	1,367	N/A	US$	1,367
	Citigroup Inc.	—	²	800	US$	793	N/A	US$	793
	Citigroup Inc.	—	²	400	US$	416	N/A	US$	416
	Citigroup Inc.	—	²	5,000	US$	5,326	N/A	US$	5,326
	Commonwealth Bank Aust	—	²	2,800	US$	2,798	N/A	US$	2,798
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Countrywide Finl Corp.	—	Available-for-sale financial assets	4,000	US$	4,206	N/A	US$	4,206
	Credit Suisse First Boston USA	—	²	2,150	US$	2,284	N/A	US$	2,284
	Credit Suisse New York	—	²	3,945	US$	4,075	N/A	US$	4,075
	Deutsche Bank AG NY	—	²	2,500	US$	2,480	N/A	US$	2,480
	Dexia Credit Local	—	²	6,000	US$	5,964	N/A	US$	5,964
	Dexia Credit Local	—	²	4,000	US$	3,995	N/A	US$	3,995
	Dexia Credit Local S.A	—	²	4,000	US$	3,985	N/A	US$	3,985
	Dexia Credit Local SA NY	—	²	5,000	US$	5,001	N/A	US$	5,001
	Finance for Danish Ind	—	²	3,800	US$	3,797	N/A	US$	3,797
	General Elec Cap Corp.	—	²	1,000	US$	985	N/A	US$	985
	General Elec Cap Corp.	—	²	300	US$	299	N/A	US$	299
	General Elec Cap Corp.	—	²	7,000	US$	7,015	N/A	US$	7,015
	General Electric Capital Corp.	—	²	2,000	US$	1,942	N/A	US$	1,942
	Georgia Pwr Co.	—	²	6,000	US$	6,006	N/A	US$	6,006
	Goldman Sachs Group Inc.	—	²	2,000	US$	1,884	N/A	US$	1,884
	Goldman Sachs Group Incser 2	—	²	3,000	US$	3,009	N/A	US$	3,009
	Hewlett Packard Co.	—	²	3,000	US$	3,003	N/A	US$	3,003
	Hewlett Packard Co.	—	²	1,365	US$	1,384	N/A	US$	1,384
	Household Fin Corp.	—	²	4,330	US$	4,676	N/A	US$	4,676
	HSBC Fin Corp.	—	²	2,315	US$	2,258	N/A	US$	2,258
	HSBC Fin Corp.	—	²	2,900	US$	3,070	N/A	US$	3,070
	HSBC USA Inc. Fdic Gtd Tlgp	—	²	2,200	US$	2,279	N/A	US$	2,279
	Hutchison Whampoa Intl	—	²	1,750	US$	1,777	N/A	US$	1,777
	IBM Corp.	—	²	6,100	US$	6,105	N/A	US$	6,105
	IBM Corp.	—	²	3,000	US$	3,020	N/A	US$	3,020
	Intl Bk Recon + Develop	—	²	5,000	US$	5,007	N/A	US$	5,007
	Intl Bk Recon + Develop	—	²	2,000	US$	2,064	N/A	US$	2,064
	John Deer Capital Corp. Fdic GT	—	²	3,500	US$	3,640	N/A	US$	3,640
	JP Morgan Chase + Co.	—	²	2,500	US$	2,523	N/A	US$	2,523
	JP Morgan Chase + Co.	—	²	5,000	US$	5,000	N/A	US$	5,000
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	²	3,000	US$	3,028	N/A	US$	3,028
	Kfw Medium Term Nts Book Entry	—	²	1,950	US$	1,951	N/A	US$	1,951
	Kreditanstalt Fur Wiederaufbau	—	²	650	US$	670	N/A	US$	670
	Lloyds Tsb Bank Plc Ser 144A	—	²	4,850	US$	4,870	N/A	US$	4,870
	Lloyds Tsb Bank Plc Ser 144A	—	²	5,950	US$	6,027	N/A	US$	6,027
	Massmutual Global Fdg II Mediu	—	²	4,000	US$	3,880	N/A	US$	3,880
	Mellon Fdg Corp.	—	²	3,500	US$	3,423	N/A	US$	3,423
	Merck + Co. Inc.	—	²	4,000	US$	4,038	N/A	US$	4,038
	Merck + Co. Inc.	—	²	2,000	US$	2,101	N/A	US$	2,101
	Merrill Lynch + Co. Inc.	—	²	4,691	US$	4,556	N/A	US$	4,556
	Met Life Glob Funding I	—	²	5,000	US$	4,997	N/A	US$	4,997
	Met Life Glob Funding I	—	²	500	US$	502	N/A	US$	502
	Metlife Inc.	—	²	2,000	US$	2,012	N/A	US$	2,012
	Metropolitan Life Global Fdg	—	²	750	US$	741	N/A	US$	741
	Metropolitan Life Global Fdg I	—	²	3,340	US$	3,289	N/A	US$	3,289
	Monumental Global Fdg III	—	²	750	US$	724	N/A	US$	724
	Morgan Stanley	—	²	1,000	US$	972	N/A	US$	972
	Morgan Stanley Dean Witter	—	²	8,000	US$	8,490	N/A	US$	8,490
	Morgan Stanley Fdic Gtd Tlgp	—	²	2,000	US$	2,020	N/A	US$	2,020
	Morgan Stanley for Equity	—	²	2,000	US$	1,940	N/A	US$	1,940
	National Australia Bank	—	²	1,000	US$	1,009	N/A	US$	1,009
	New York Life Global Fdg	—	²	2,000	US$	2,039	N/A	US$	2,039
	Nordea Bank Fld Plc	—	²	2,250	US$	2,245	N/A	US$	2,245
	Oesterreichische Kontrollbank	—	²	2,000	US$	2,018	N/A	US$	2,018
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Ontario (Province of)	—	Available-for-sale financial assets	2,000	US$	2,023	N/A	US$	2,023
	Pepsico Inc.	—	²	3,000	US$	3,001	N/A	US$	3,001
	Pfizer Inc.	—	²	2,725	US$	2,875	N/A	US$	2,875
	Pnc Funding Corp.	—	²	2,000	US$	1,981	N/A	US$	1,981
	Pricoa Global Fdg I Med Term	—	²	1,750	US$	1,673	N/A	US$	1,673
	Pricoa Global Funding 1	—	²	1,200	US$	1,177	N/A	US$	1,177
	Principal Life Income Fdgs Mtn	—	²	2,500	US$	2,500	N/A	US$	2,500
	Princoa Global Fdg I Medium	—	²	2,200	US$	2,147	N/A	US$	2,147
	Rabobank Nederland	—	²	5,000	US$	4,999	N/A	US$	4,999
	Roche Hldgs Inc.	—	²	2,000	US$	2,025	N/A	US$	2,025
	Roche Hldgs Inc.	—	²	2,000	US$	2,106	N/A	US$	2,106
	Royal Bk of Scotland Plc	—	²	4,000	US$	4,011	N/A	US$	4,011
	Royal Bk of Scotland Plc	—	²	5,000	US$	5,049	N/A	US$	5,049
	Royal Bk Scotlnd Grp Plc 144A	—	²	9,450	US$	9,458	N/A	US$	9,458
	Shell International Fin	—	²	700	US$	702	N/A	US$	702
	Shell International Fin	—	²	1,200	US$	1,207	N/A	US$	1,207
	Shell International Fin	—	²	2,000	US$	2,017	N/A	US$	2,017
	Southern Co.	—	²	600	US$	602	N/A	US$	602
	Sovereign Bancorp Fdic Gtd Tlg	—	²	2,200	US$	2,261	N/A	US$	2,261
	State Str Corp.	—	²	7,020	US$	6,987	N/A	US$	6,987
	Sun Life Finl Global	—	²	4,400	US$	4,268	N/A	US$	4,268
	Sun Life Finl Global Fdg II Lp	—	²	1,500	US$	1,486	N/A	US$	1,486
	Suncorp Metway Ltd.	—	²	8,800	US$	9,039	N/A	US$	9,039
	Suncorp Metway Ltd.	—	²	2,000	US$	2,001	N/A	US$	2,001
	Svenska Handelsbanken AB	—	²	2,200	US$	2,233	N/A	US$	2,233
	Swedbank AB	—	²	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	²	1,500	US$	1,546	N/A	US$	1,546
	Teva Pharma Fin III LLC	—	²	4,000	US$	4,008	N/A	US$	4,008
	Ubs Ag Stamford CT	—	²	800	US$	803	N/A	US$	803
	US Central Federal Cred	—	²	4,800	US$	4,839	N/A	US$	4,839
	Verizon Communications Inc.	—	²	1,500	US$	1,644	N/A	US$	1,644
	Wachovia Corp. New	—	²	1,400	US$	1,383	N/A	US$	1,383
	Wachovia Corp. New	—	²	4,000	US$	4,187	N/A	US$	4,187
	Wal Mart Stores Inc.	—	²	2,603	US$	2,655	N/A	US$	2,655
	Wells Fargo + Company	—	²	2,000	US$	2,013	N/A	US$	2,013
	Westfield Cap Corp. Ltd.	—	²	500	US$	505	N/A	US$	505
	Westpac Banking Corp.	—	²	2,100	US$	2,111	N/A	US$	2,111
	Westpac Banking Corp.	—	²	4,000	US$	4,006	N/A	US$	4,006
	Westpac Banking Corp.	—	²	2,170	US$	2,168	N/A	US$	2,168
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,874
	Commonwealth Bank of Australia	—	²	25,000	US$	25,000	N/A	US$	24,642
	Commonwealth Bank of Australia	—	²	25,000	US$	25,000	N/A	US$	24,715
	JP Morgan Chase + Co.	—	²	25,000	US$	25,098	N/A	US$	24,942
	Nationwide Building Society-UK Government Guarantee	—	²	8,000	US$	8,000	N/A	US$	7,949
	Westpac Banking Corp.	—	²	25,000	US$	25,000	N/A	US$	24,409
	Westpac Banking Corporation Govet Gtd	—	²	5,000	US$	5,000	N/A	US$	4,998

	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,000	US$	7,998	N/A	US$	7,998
	Fannie Mae	—	²	3,770	US$	3,774	N/A	US$	3,774
	Fannie Mae	—	²	4,000	US$	4,003	N/A	US$	4,003
	Fannie Mae	—	²	4,000	US$	4,019	N/A	US$	4,019
	Fannie Mae	—	²	4,000	US$	4,026	N/A	US$	4,026
	Fannie Mae	—	²	3,000	US$	3,010	N/A	US$	3,010
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Fed Hm Ln Pc Pool 1b2830	—	Available-for-sale financial assets	2,080	US$	2,186	N/A	US$	2,186
	Fed Hm Ln Pc Pool 1g0115	—	²	2,247	US$	2,325	N/A	US$	2,325
	Fed Hm Ln Pc Pool 1k1210	—	²	1,692	US$	1,736	N/A	US$	1,736
	Fed Hm Ln Pc Pool 780741	—	²	1,951	US$	2,029	N/A	US$	2,029
	Federal Farm Cr Bks	—	²	2,000	US$	2,101	N/A	US$	2,101
	Federal Farm Credit Bank	—	²	1,000	US$	1,000	N/A	US$	1,000
	Federal Farm Credit Bank	—	²	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	²	5,000	US$	5,036	N/A	US$	5,036
	Federal Farm Credit Bank	—	²	2,200	US$	2,238	N/A	US$	2,238
	Federal Home Ln Bks	—	²	5,000	US$	5,097	N/A	US$	5,097
	Federal Home Ln Mtg Corp.	—	²	4,368	US$	4,337	N/A	US$	4,337
	Federal Home Ln Mtg Corp.	—	²	1,829	US$	1,916	N/A	US$	1,916
	Federal Home Ln Mtg Corp.	—	²	3,333	US$	3,506	N/A	US$	3,506
	Federal Home Ln Mtg Corp.	—	²	2,691	US$	2,770	N/A	US$	2,770
	Federal Home Ln Mtg Corp.	—	²	2,203	US$	2,297	N/A	US$	2,297
	Federal Home Ln Mtg Corp.	—	²	1,429	US$	1,449	N/A	US$	1,449
	Federal Home Ln Mtg Corp.	—	²	1,330	US$	1,347	N/A	US$	1,347
	Federal Home Ln Mtg Corp.	—	²	1,849	US$	1,921	N/A	US$	1,921
	Federal Home Ln Mtg Corp.	—	²	3,563	US$	3,755	N/A	US$	3,755
	Federal Home Ln Mtg Corp.	—	²	4,121	US$	4,254	N/A	US$	4,254
	Federal Home Ln Mtg Corp. Multi	—	²	2,663	US$	2,683	N/A	US$	2,683
	Federal Home Loan Bank	—	²	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Bank	—	²	10,000	US$	9,996	N/A	US$	9,996
	Federal Home Loan Bank	—	²	8,000	US$	7,995	N/A	US$	7,995
	Federal Home Loan Bank	—	²	5,000	US$	4,997	N/A	US$	4,997
	Federal Home Loan Bank	—	²	10,000	US$	10,003	N/A	US$	10,003
	Federal Home Loan Bank	—	²	5,000	US$	5,011	N/A	US$	5,011
	Federal Home Loan Bank	—	²	6,800	US$	6,819	N/A	US$	6,819
	Federal Home Loan Bank	—	²	8,000	US$	8,008	N/A	US$	8,008
	Federal Home Loan Bank	—	²	4,700	US$	4,716	N/A	US$	4,716
	Federal Home Loan Bank	—	²	8,400	US$	8,386	N/A	US$	8,386
	Federal Home Loan Bank	—	²	4,000	US$	4,003	N/A	US$	4,003
	Federal Home Loan Bank	—	²	8,000	US$	8,072	N/A	US$	8,072
	Federal Home Loan Bank	—	²	3,000	US$	3,011	N/A	US$	3,011
	Federal Home Loan Mortg	—	²	8,000	US$	8,140	N/A	US$	8,140
	Federal Home Loan Mtg Corp.	—	²	6,106	US$	6,082	N/A	US$	6,082
	Federal Home Loan Mtg Corp.	—	²	667	US$	672	N/A	US$	672
	Federal Home Loan Mtg Corp.	—	²	1,553	US$	1,547	N/A	US$	1,547
	Federal National Mort Assoc	—	²	1,314	US$	1,337	N/A	US$	1,337
	Federal National Mort Assoc	—	²	640	US$	644	N/A	US$	644
	Federal Natl Mtg Assn	—	²	2,703	US$	2,733	N/A	US$	2,733
	Federal Natl Mtg Assn Gtd	—	²	2,826	US$	2,920	N/A	US$	2,920
	Federal Natl Mtg Assn Gtd Remi	—	²	2,475	US$	2,577	N/A	US$	2,577
	Federal Natl Mtg Assn Gtd Remi	—	²	1,626	US$	1,653	N/A	US$	1,653
	Federal Natl Mtg Assn Mtn	—	²	2,118	US$	2,184	N/A	US$	2,184
	Federal Natl Mtg Assn Remic	—	²	1,918	US$	1,960	N/A	US$	1,960
	Federal Natl Mtge Assn	—	²	1,769	US$	1,875	N/A	US$	1,875
	Fhr 3087 Jb	—	²	2,015	US$	2,098	N/A	US$	2,098
	Fhr 3184 Fa	—	²	4,536	US$	4,514	N/A	US$	4,514
	Fnma Pool 745131	—	²	2,087	US$	2,166	N/A	US$	2,166
	Fnma Pool 745688	—	²	1,719	US$	1,783	N/A	US$	1,783
	Fnma Pool 790772	—	²	1,345	US$	1,400	N/A	US$	1,400
	Fnma Pool 819649	—	²	2,076	US$	2,168	N/A	US$	2,168
	Fnma Pool 829989	—	²	1,729	US$	1,798	N/A	US$	1,798
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Fnma Pool 846233	—	Available-for-sale financial assets	2,102	US$	2,155	N/A	US$	2,155
	Fnma Pool 870884	—	²	1,913	US$	2,000	N/A	US$	2,000
	Fnma Pool 879908	—	²	1,681	US$	1,749	N/A	US$	1,749
	Fnr 2005 47 HA	—	²	2,275	US$	2,402	N/A	US$	2,402
	Fnr 2006 60 CO	—	²	3,934	US$	3,925	N/A	US$	3,925
	Fnr 2006 60 CO	—	²	2,020	US$	2,061	N/A	US$	2,061
	Fnr 2009 70 NT	—	²	2,241	US$	2,378	N/A	US$	2,378
	Freddie Mac	—	²	10,420	US$	10,406	N/A	US$	10,406
	Freddie Mac	—	²	4,500	US$	4,488	N/A	US$	4,488
	Freddie Mac	—	²	1,400	US$	1,400	N/A	US$	1,400
	Freddie Mac	—	²	7,000	US$	6,994	N/A	US$	6,994
	Freddie Mac	—	²	4,500	US$	4,517	N/A	US$	4,517
	Freddie Mac	—	²	4,010	US$	4,038	N/A	US$	4,038
	Gnma II Pool 082431	—	²	1,972	US$	2,022	N/A	US$	2,022
	Gnr 2008 9 SA	—	²	2,666	US$	2,668	N/A	US$	2,668
	Gnr 2009 45 AB	—	²	6,103	US$	6,317	N/A	US$	6,317

	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	3,250	US$	3,262	N/A	US$	3,262
	US Treasury N/B	—	²	35,900	US$	36,092	N/A	US$	36,092
	US Treasury N/B	—	²	21,000	US$	21,153	N/A	US$	21,153
	US Treasury N/B	—	²	26,000	US$	26,104	N/A	US$	26,104
	US Treasury N/B	—	²	2,170	US$	2,202	N/A	US$	2,202
	Wi Treasury Sec	—	²	4,400	US$	4,459	N/A	US$	4,459
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	14,985

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	9,353	US$	9,353	N/A	US$	9,353
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Financial Statement			Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Nature of Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	75,316		$6,225,880

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,710,588	—		—		—		—	—		2,890,551

VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,857
	American Honda Fin Corp. Mtn	²	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,975
	Anz National Intl Ltd.	²	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,545
	AT+T Wireless	²	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,917
	Bank of America	²	—	—	—		—	2,900	US$	3,121	1,000	US$	1,077	US$	1,076	US$	1	1,900	US$	2,020
	Bank of America Corp. Fdic Gtd	²	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	²	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	$4,993
	Bank of Scotland Plc	²	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,993
	Barclays Bank Plc	²	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,995
	Barclays Bank Plc NY	²	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,997
	Bbva US Senior SA Uniper	²	—	—	—		—	4,745	US$	4,744	—		—		—		—	4,745	US$	4,709
	Berkshire Hathaway Inc. Del	²	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,506
	Boeing Cap Corp.	²	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,234
	Citibank NA	²	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	²	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	²	—	—	—		—	10,000	US$	10,094	—		—		—		—	10,000	US$	10,092
	Citigroup Funding Inc.	²	—	—	—		—	6,000	US$	6,040	—		—		—		—	6,000	US$	6,127
	Citigroup Inc.	²	—	—	—		—	4,800	US$	4,768	4,000	US$	3,967	US$	3,974	US$	(7)	800	US$	793
	Citigroup Inc.	²	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,326
	Countrywide Finl Corp.	²	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,206
	Deutsche Bank AG NY	²	—	—	—		—	2,500	US$	2,500	—		—		—		—	2,500	US$	2,480
	Dexia Credit Local	²	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,964
	Dexia Credit Local	²	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,995
	Dexia Credit Local S.A	²	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,985
	Dexia Credit Local SA NY	²	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,001
	Georgia Pwr Co.	²	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,006
	Household Fin Corp.	²	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,676
	HSBC Fin Corp.	²	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,070
	IBM Corp.	²	—	—	1,800	US$	1,796	4,300	US$	4,302	—		—		—		—	6,100	US$	6,105
	Intl Bk Recon + Develop	²	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,007
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Financial Statement			Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$ in
Company Name	Name	Account	Counter-party	Nature of Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	Thousands)

TSMC Global	John Deer Capital Corp. Fdic GT	Available-for-sale financial assets	—	—	—	US$	—	3,500	US$	3,634	—	US$	—	US$	—	US$	—	3,500	US$	3,640
	JP Morgan Chase + Co.	²	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000
	Landwirtsch Rentenbank	²	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	²	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,870
	Massmutual Global Fdg II Mediu	²	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,880
	Merck + Co. Inc.	²	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,038
	Merrill Lynch + Co. Inc.	²	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,556
	Met Life Glob Funding I	²	—	—	—		—	5,000	US$	5,004	—		—		—		—	5,000	US$	4,997
	Met Life Glob Funding I	²	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Morgan Stanley Dean Witter	²	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,490
	Pepsico Inc.	²	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,001
	Rabobank Nederland	²	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	4,999
	Royal Bk of Scotland Plc	²	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	4,011
	State Str Corp.	²	—	—	1,940	US$	1,920	5,080	US$	5,065	—		—		—		—	7,020	US$	6,987
	State Street Corp.	²	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	²	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,268
	Suncorp Metway Ltd.	²	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	9,039
	Teva Pharma Fin III LLC	²	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,008
	Westpac Banking Corp.	²	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,006
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—		—	20,000	US$	20,000	—		—		—		—	20,000	US$	20,000
	Commonwealth Bank of Australia	²	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	²	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Jpmorgan Chase + Co.	²	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,098
	Westpac Banking Corp.	²	—	—	—		—	25,000	US$	25,103	—		—		—		—	25,000	US$	25,000

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	—		—		—		—	8,000	US$	7,998
	Fannie Mae	²	—	—	—		—	3,770	US$	3,770	—		—		—		—	3,770	US$	3,774
	Fannie Mae	²	—	—	—		—	4,000	US$	4,014	—		—		—		—	4,000	US$	4,003
	Fannie Mae	²	—	—	—		—	4,000	US$	4,007	—		—		—		—	4,000	US$	4,019
	Fannie Mae	²	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,026
	Federal Farm Credit Bank	²	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	²	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	²	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,036
	Federal Farm Credit Bank	²	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Home Ln Bank	²	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	²	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,097
	Fed Home Ln Mtg Corp.	²	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Fed Home Ln Mtg Corp.	²	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	²	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,368	US$	4,337
	Fed Home Ln Mtg Corp.	²	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,333	US$	3,506
	Fed Home Ln Mtg Corp.	²	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,563	US$	3,755
	Fed Home Ln Mtg Corp.	²	—	—	—		—	4,121	US$	4,261	—		—		—		—	4,121	US$	4,254
	Fed Home Ln Mtg Corp. Multi	²	—	—	—		—	4,197	US$	4,261	—		—		—		—	2,663	US$	2,683
	Federal Home Loan Bank	²	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,996
	Federal Home Loan Bank	²	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,995
	Federal Home Loan Bank	²	—	—	—		—	5,000	US$	4,996	—		—		—		—	5,000	US$	4,997
	Federal Home Loan Bank	²	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	²	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	²	—	—	—		—	10,000	US$	9,998	—		—		—		—	10,000	US$	10,003
	Federal Home Loan Bank	²	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	²	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Financial Statement			Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Nature of Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

TSMC Global	Federal Home Loan Bank	Available-for-sale financial assets	—	—	—	US$	—	5,000	US$	5,009	—	US$	—	US$	—	US$	—	5,000	US$	5,011
	Federal Home Loan Bank	²	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,819
	Federal Home Loan Bank	²	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,008
	Federal Home Loan Bank	²	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	²	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,386
	Federal Home Loan Bank	²	—	—	—		—	4,000	US$	4,012	—		—		—		—	4,000	US$	4,003
	Federal Home Loan Bank	²	—	—	—		—	8,000	US$	8,082	—		—		—		—	8,000	US$	8,072
	Federal Home Loan Mortg	²	—	—	—		—	8,000	US$	8,193	—		—		—		—	8,000	US$	8,140
	Federal Home Loan Mtg Corp.	²	—	—	—		—	6,397	US$	6,394	—		—		—		—	6,106	US$	6,082
	Federal Natl Mtg Assn	²	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,426	US$	3,494	—		—		—		—	2,703	US$	2,733
	Federal Natl Mtg Assn Gtd	²	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,826	US$	2,920
	Fhr 3184 Fa	²	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,536	US$	4,514
	Fnma Pool 745131	²	—	—	—		—	3,123	US$	3,261	—		—		—		—	2,087	US$	2,166
	Fnr 2006 60 CO	²	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,934	US$	3,925
	Freddie Mac	²	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,406
	Freddie Mac	²	—	—	—		—	8,000	US$	8,002	6,600	US$	6,596	US$	6,601	US$	(5)	1,400	US$	1,400
	Freddie Mac	²	—	—	—		—	7,000	US$	6,994	—		—		—		—	7,000	US$	6,994
	Freddie Mac	²	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,517
	Freddie Mac	²	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,038
	Gnr 2009 45 AB	²	—	—	—		—	7,004	US$	7,305	—		—		—		—	6,103	US$	6,317

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	²	—	—	—		—	45,070	US$	45,309	41,820	US$	41,996	US$	42,042	US$	(46)	3,250	US$	3,262
	US Treasury N/B	²	—	—	—		—	43,900	US$	43,832	8,000	US$	8,032	US$	7,987	US$	45	35,900	US$	36,092
	US Treasury N/B	²	—	—	—		—	53,000	US$	53,069	32,000	US$	32,163	US$	32,042	US$	121	21,000	US$	21,153
	US Treasury N/B	²	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	²	—	—	—		—	26,000	US$	25,932	—		—		—		—	26,000	US$	26,104
	US Treasury N/B	²	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury Nts	²	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	²	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec	²	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury Sec	²	—	—	—		—	4,400	US$	4,380	—		—		—		—	4,400	US$	4,459

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	247,559	US$	247,559	247,064	US$	247,064	US$	247,064		—	9,353	US$	9,353

	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	4,500	US$	4,489	US$	4,489		—	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 28, 2010 to June 26, 2010	$726,279	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to June 25, 2010	352,693	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010 to June 27, 2010	923,031	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 25, 2010 to June 26, 2010	127,058	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$102,705,311	52	Net 30 days after invoice date	—	—	$24,563,831	47
	GUC	Investee with a controlling financial interest	Sales	933,297	1	Net 30 days after monthly closing	—	—	258,159	—
	VIS	Investee accounted for using equity method	Sales	112,124	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	3,743,351	17	Net 30 days after monthly closing	—	—	(750,706)	6
	TSMC China	Subsidiary	Purchases	3,691,579	16	Net 30 days after monthly closing	—	—	(899,850)	7
	SSMC	Investee accounted for using equity method	Purchases	2,211,401	10	Net 30 days after monthly closing	—	—	(447,822)	3
	VIS	Investee accounted for using equity method	Purchases	2,094,567	9	Net 30 days after monthly closing	—	—	(853,331)	7

GUC	TSMC North America	Same parent company	Purchases	351,210	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(55,635)	7

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,381,817	68	Net 30 days after monthly closing	—	—	247,638	54

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$24,572,849	42	$7,016,489	—	$11,759,260	$—
	VIS	Investee accounted for using equity method	378,802	(Note 2)	16,304	Accelerate demand on account receivable	4,680	—
	GUC	Investee with a controlling financial interest	351,414	58	3,644	Accelerate demand on account receivable	—	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	247,638	42	65	—	102,057	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2010				Net Income		Earnings
				June 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$46,004,067		$226,682	$226,682	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		34,361,272		925,877	925,877	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,233,879		787,401	94,496	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,727,380		1,592,889	519,383	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	75,316	20		6,225,880		1,137,830	50,720	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		3,134,321		141,205	128,381	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,413,751		1,703,163	—	99		2,890,551		(138,098)	(136,762)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,800,334		54,840	54,840	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,576,835		303,731	111,837	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,128,923		82,134	80,492	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,000,709		270,371	94,876	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		965,414		959,044	—	99		315,832		1,166	1,160	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		156,985		22,400	22,400	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		146,335		3,997	3,997	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		19,224		1,456	1,456	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	368,023	US$	27,636	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	73,240	US$	5,293	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	27,132	US$	1,752	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	16,853	US$	1,532	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,452	US$	381	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,392	US$	201	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	—	US$	(2,944)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	692	US$	(2,944)	Note 2	Investee accounted for using equity method (Note 3)
(Continued)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2010				Net Income		Earnings
				June 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	182,026	US$	27,594	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,709	US$	(670)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	2,206	US$	1,777	5,623	43	US$	770	US$	(413)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	860	US$	(63)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		$40,795		$1,969	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		14,205		699	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		9,611		(7,923)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,366		(86)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		8,158		(7,898)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Investees
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

						Accumulated					Accumulated
						Outflow of					Outflow of
						Investment from					Investment from					Accumulated
						Taiwan as of					Taiwan as of					Inward
			Total Amount of			January 1, 2010					June 30, 2010			Equity in the	Carrying Value	Remittance of
Investor	Investee	Main Businesses and	Paid-in Capital		Method of	(US$ in		Investment Flows			(US$ in		Percentage of	Earnings	as of	Earnings as of
Company	Company	Products	(Thousand)		Investment	Thousand)		Outflow		Inflow	Thousand)		Ownership	(Losses)	June 30, 2010	June 30, 2010

TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	12,180,367 3,070,623)	(Note 1)	$ (US$	12,180,367 371,000)		$—	$—	$ (US$	12,180,367 371,000)	100%	$128,381 (Note 3)	$3,134,321	$—
GUC	GUC-Shanghai	Consulting services in main products	(US$	16,160 500)	(Note 2)	—		(US$	16,160 500)	—	(US$	16,160 500)	100%	(7,898 (Note 4))	8,158	—

	Accumulated Investment in Mainland China		Investment Amounts Authorized by
	as of June 30, 2010		Investment Commission, MOEA		Upper Limit on Investment
Investor Company	(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)

TSMC		$12,180,367		$12,180,367		$12,180,367
	(US$	371,000)	(US$	371,000)	(US$	371,000)

GUC		16,160		16,160		1,702,006
	(US$	500)	(US$	500)	(Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the audited financial statements.

Note 4:	Equity in earnings/losses was determined based on the unaudited financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2010 and 2009 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2010 and 2009, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.”
July 22, 2010
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$172,486,218	25	$239,517,163	41
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	479	—	39,193	—
Available-for-sale financial assets (Notes 2, 6, and 25)	27,024,422	4	1,736,135	—
Held-to-maturity financial assets (Notes 2, 7 and 25)	7,031,587	1	5,476,955	1
Receivables from related parties	30,800	—	447	—
Notes and accounts receivable	54,791,750	8	41,342,273	7
Allowance for doubtful receivables (Notes 2 and 8)	(597,941)	—	(499,926)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,162,562)	(1)	(7,458,429)	(1)
Other receivables from related parties (Note 26)	495,804	—	411,822	—
Other financial assets (Note 27)	1,473,377	—	2,652,764	—
Inventories (Notes 2, 3 and 9)	24,799,896	4	18,973,907	3
Deferred income tax assets (Notes 2 and 20)	3,394,104	1	6,067,035	1
Prepaid expenses and other current assets	1,846,918	—	1,159,533	—

Total current assets	286,614,852	42	309,418,872	52

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	24,598,350	4	17,138,508	3
Available-for-sale financial assets	1,039,916	—	1,035,686	—
Held-to-maturity financial assets	10,757,937	1	11,120,591	2
Financial assets carried at cost	4,565,416	1	3,203,529	1

Total long-term investments	40,961,619	6	32,498,314	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)
Cost
Land and land improvements	940,536	—	954,573	—
Buildings	144,574,839	22	133,111,093	23
Machinery and equipment	865,253,621	127	708,451,415	121
Office equipment	14,427,983	2	12,710,854	2
Leased assets	724,579	—	720,091	—

	1,025,921,558	151	855,948,026	146
Accumulated depreciation	(734,445,083)	(108)	(656,826,056)	(111)
Advance payments and construction in progress	36,993,851	5	25,949,019	4

Net property, plant and equipment	328,470,326	48	225,070,989	39

INTANGIBLE ASSETS
Goodwill (Note 2)	5,965,104	1	6,038,670	1
Deferred charges, net (Notes 2 and 14)	6,162,111	1	6,321,124	1

Total intangible assets	12,127,215	2	12,359,794	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	9,820,064	2	5,235,855	1
Refundable deposits	2,419,820	—	2,736,414	—
Others (Notes 2 and 27)	361,696	—	222,646	—

Total other assets	12,601,580	2	8,194,915	1

TOTAL	$680,775,592	100	$587,542,884	100

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)

	2010		2009
	Amount	%	Amount	%

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$18,082,602	3	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	176,809	—	32,966	—
Hedging derivative financial liabilities (Notes 2, 11, 25)	761	—	—	—
Accounts payable	11,552,093	2	8,960,408	2
Payables to related parties (Note 26)	1,314,545	—	1,144,324	—
Income tax payable (Notes 2 and 20)	3,521,100	—	3,095,016	—
Cash dividends payable (Note 22)	77,892,232	11	77,165,649	13
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	11,897,471	2	11,695,197	2
Payables to contractors and equipment suppliers	25,921,742	4	15,852,503	3
Accrued expenses and other current liabilities (Notes 18, 25 and 29)	15,016,671	2	11,374,602	2
Current portion of long-term bank loans (Notes 17, 25 and 27)	889,275	—	308,971	—

Total current liabilities	166,265,301	24	129,629,636	22

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 17, 25 and 27)	424,671	—	1,492,545	—
Other long-term payables (Notes 18, 25 and 29)	6,963,248	1	8,497,635	2
Obligations under capital leases (Notes 2, 13 and 25)	717,600	—	720,091	—

Total long-term liabilities	12,605,519	2	15,210,271	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,793,716	1	3,750,502	1
Guarantee deposits (Note 29)	893,629	—	1,233,784	—
Deferred credits	138,767	—	323,915	—
Others	205,923	—	41,667	—

Total other liabilities	5,032,035	1	5,349,868	1

Total liabilities	183,902,855	27	150,189,775	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,905,017 thousand shares in 2010 25,626,356 thousand shares in 2009	259,050,172	38	256,263,562	44
To be issued	—	—	2,699,971	—

	259,050,172	38	258,963,533	44

Capital surplus (Notes 2 and 22)	55,566,995	8	55,331,535	10

Retained earnings (Note 22)
Appropriated as legal capital reserve	86,239,494	13	77,317,710	13
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	90,567,054	13	41,347,655	7

	178,119,595	26	118,665,365	20

Others (Notes 2, 11 and 25)
Cumulative translation adjustments	(1,034,256)	—	456,824	—
Unrealized gain on financial instruments	981,878	—	344,238	—

	(52,378)	—	801,062	—

Equity attributable to shareholders of the parent	492,684,384	72	433,761,495	74

MINORITY INTERESTS (Note 2)	4,188,353	1	3,591,614	—

Total shareholders’ equity	496,872,737	73	437,353,109	74

TOTAL	$680,775,592	100	$587,542,884	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$202,881,161		$118,430,147

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	5,732,158		4,718,307

NET SALES	197,149,003	100	113,711,840	100

COST OF SALES (Notes 3, 9, 21 and 26)	101,037,403	51	71,936,007	63

GROSS PROFIT	96,111,600	49	41,775,833	37

OPERATING EXPENSES (Notes 21 and 26)
Research and development	13,599,891	7	8,824,835	8
General and administrative	5,403,158	3	4,475,728	4
Marketing	2,512,196	1	2,139,354	2

Total operating expenses	21,515,245	11	15,439,917	14

INCOME FROM OPERATIONS	74,596,355	38	26,335,916	23

NON-OPERATING INCOME AND GAINS
Settlement income (Note 29)	1,278,400	1	494,070	—
Interest income (Note 2)	831,500	1	1,643,820	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	706,236	—	—	—
Technical service income (Notes 26 and 29)	241,884	—	145,310	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	202,114	—	—	—
Foreign exchange gain, net (Note 2)	101,313	—	—	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	92,288	—	606	—
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	20,468	—	—	—
Others (Note 2)	287,693	—	231,473	—

Total non-operating income and gains	3,761,896	2	2,515,279	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Casualty loss (Note 9)	$194,137	—	$—	—
Interest expense	184,947	—	203,390	—
Impairment of financial assets (Notes 2, 6, 12 and 25)	112,313	—	542,764	—
Loss on disposal of property, plant and equipment (Note 2)	943	—	1,968	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	706,745	1
Loss on settlement and disposal of financial assets, net (Notes 2 and 25)	—	—	139,619	—
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	—	—	43,637	—
Foreign exchange loss, net (Note 2)	—	—	6,526	—
Others (Note 2)	153,004	—	69,062	—

Total non-operating expenses and losses	645,344	—	1,713,711	1

INCOME BEFORE INCOME TAX	77,712,907	40	27,137,484	24

INCOME TAX EXPENSE (Notes 2 and 20)	3,421,357	2	1,204,266	1

NET INCOME	$74,291,550	38	$25,933,218	23

ATTRIBUTABLE TO:
Shareholders of the parent	$73,945,033	38	$26,000,519	23
Minority interests	346,517	—	(67,301)	—

	$74,291,550	38	$25,933,218	23

	2010		2009
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$2.99	$2.85	$1.06	$1.01

Diluted earnings per share	$2.98	$2.85	$1.05	$1.00

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
										Others
											Unrealized
	Capital Stock - Common Stock		To Be Issued			Retained Earnings				Cumulative	Gain (Loss)			Total
	Shares		Shares		Capital	Legal Capital	Special Capital	Unappropriated		Translation	On Financial		Minority	Shareholders’
	(In Thousands)	Amount	(In Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Interests	Equity

BALANCE, JANUARY 1, 2010	25,902,706	$259,027,066	—	$—	$55,486,010	$77,317,710	$—	$104,564,972	$181,882,682	$(1,766,667)	$453,621	$495,082,712	$3,965,836	$499,048,548

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	(77,708,120)	—	(77,708,120)

Net income for the six months ended June 30, 2010	—	—	—	—	—	—	—	73,945,033	73,945,033	—	—	73,945,033	346,517	74,291,550

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	711	—	—	—	—	—	—	711	1,063	1,774

Translation adjustments	—	—	—	—	—	—	—	—	—	732,411	—	732,411	(6,137)	726,274

Issuance of stock from exercising employee stock options	2,311	23,106	—	—	62,508	—	—	—	—	—	—	85,614	—	85,614

Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	501,091	501,091	15,894	516,985

Net change in shareholders’ equity from equity method investees	—	—	—	—	17,766	—	—	—	—	—	27,478	45,244	31,702	76,946

Net change in unrealized loss on hedging derivative financial instruments	—	—	—	—	—	—	—	—	—	—	(312)	(312)	(449)	(761)

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(166,073)	(166,073)

BALANCE, JUNE 30, 2010	25,905,017	$259,050,172	—	$—	$55,566,995	$86,239,494	$1,313,047	$90,567,054	$178,119,595	$(1,034,256)	$981,878	$492,684,384	$4,188,353	$496,872,737

BALANCE, JANUARY 1, 2009	25,625,437	$256,254,373	—	$—	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$476,377,111	$3,995,356	$480,372,467

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	9,993,317	—	(9,993,317)	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(391,857)	391,857	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,876,312)	(76,876,312)	—	—	(76,876,312)	—	(76,876,312)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,251	512,509	—	—	—	(512,509)	(512,509)	—	—	—	—	—

Profit sharing to employees — in stock	—	—	141,870	1,418,699	6,076,289	—	—	—	—	—	—	7,494,988	155,818	7,650,806

Capital surplus transferred to capital stock	—	—	76,876	768,763	(768,763)	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2009	—	—	—	—	—	—	—	26,000,519	26,000,519	—	—	26,000,519	(67,301)	25,933,218

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	129,081	—	—	—	—	—	—	129,081	(52,558)	76,523

Translation adjustments	—	—	—	—	—	—	—	—	—	(24,334)	—	(24,334)	(446)	(24,780)

Issuance of stock from exercising employee stock options	919	9,189	—	—	19,673	—	—	—	—	—	—	28,862	—	28,862

Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	583,388	583,388	7,192	590,580

Net change in shareholders’ equity from equity method investees	—	—	—	—	—	—	—	—	—	—	48,192	48,192	—	48,192

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(446,447)	(446,447)

BALANCE, JUNE 30, 2009	25,626,356	$256,263,562	269,997	$2,699,971	$55,331,535	$77,317,710	$—	$41,347,655	$118,665,365	$456,824	$344,238	$433,761,495	$3,591,614	$437,353,109

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 22, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$73,945,033	$26,000,519
Net income (loss) attributable to minority interests	346,517	(67,301)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,133,803	40,536,498
Amortization of premium/discount of financial assets	15,974	(8,685)
Impairment of financial assets	112,313	542,764
Loss (gain) on disposal of available-for-sale financial assets, net	(117,487)	169,431
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Gain on disposal of financial assets carried at cost, net	(84,627)	(13,721)
Equity in losses (earnings) of equity method investees, net	(706,236)	706,745
Cash dividends received from equity method investees	—	988,201
Loss (gain) on disposal of property, plant and equipment and other assets, net	(91,345)	1,362
Loss on impairment of idle assets	319	—
Deferred income tax	(855,556)	(696,687)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	362,386	(35,684)
Receivables from related parties	(18,276)	(40)
Notes and accounts receivable	(10,154,108)	(16,318,952)
Allowance for doubtful receivables	54,616	44,175
Allowance for sales returns and others	(2,561,919)	1,387,403
Other receivables from related parties	(55,607)	(60,615)
Other financial assets	332,211	(743,475)
Inventories	(3,886,145)	(4,097,262)
Prepaid expenses and other current assets	(564,147)	654,159
Increase (decrease) in:
Accounts payable	1,058,991	3,407,257
Payables to related parties	531,538	654,467
Income tax payable	(5,279,149)	(6,236,809)
Accrued profit sharing to employees and bonus to directors and supervisors	5,079,128	3,976,273
Accrued expenses and other current liabilities	(4,588,051)	592,841
Accrued pension cost	(3,316)	48,918
Deferred credits	(46,922)	(103,808)

Net cash provided by operating activities	94,959,938	51,311,883

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(98,857,482)	$(13,032,316)
Available-for-sale financial assets	(32,605,392)	(9,053,319)
Held-to-maturity financial assets	(3,829,368)	(1,165,380)
Investments accounted for using equity method	(6,242,350)	—
Financial assets carried at cost	(1,722,949)	(131,324)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	21,375,053	19,784,106
Held-to-maturity financial assets	11,595,000	5,920,650
Financial assets carried at cost	180,494	74,679
Property, plant and equipment and other assets	112,142	4,925
Increase in deferred charges	(801,055)	(271,906)
Decrease in refundable deposits	313,323	30,785
Increase in other assets	(14,996)	(17,328)

Net cash provided by (used in) investing activities	(110,497,580)	2,143,572

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	18,082,602	—
Proceeds from long-term bank loans	—	290,054
Repayment of:
Long-term bank loans	(221,035)	(123,067)
Bonds payable	—	(8,000,000)
Decrease in other long-term payables	(1,113,193)	—
Decrease in guarantee deposits	(128,394)	(250,711)
Proceed from donation	49,021	—
Proceeds from exercise of employee stock options	85,614	28,862
Increase (decrease) in minority interests	18,039	(157,110)

Net cash provided by (used in) financing activities	16,772,654	(8,211,972)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,235,012	45,243,483

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(25,135)	(340,072)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	171,276,341	194,613,752

CASH AND CASH EQUIVALENTS, END OF PERIOD	$172,486,218	$239,517,163

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$241,794	$469,761

Income tax paid	$9,556,350	$7,841,389

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)

	2010	2009

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$95,565,097	$20,886,046
Decrease (increase) in payables to contractors and equipment suppliers	3,415,305	(7,853,730)
Nonmonetary exchange trade-out price	(122,920)	—

Cash paid	$98,857,482	$13,032,316

Disposal of property, plant and equipment and other assets	$235,062	$4,925
Nonmonetary exchange trade-out price	(122,920)	—

Cash received	$112,142	$4,925

Acquisition of available-for-sale financial assets	$32,630,717	$9,053,319
Increase in accrued expenses and other current liabilities	(25,325)	—

Cash paid	$32,605,392	$9,053,319

NON-CASH FINANCING ACTIVITIES
Current portion of long-term bank loans	$889,275	$308,971

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,301,510	$1,703,213

Profit sharing to employees transferred to capital stock	$—	$7,494,988

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 22, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
As of June 30, 2010 and 2009, TSMC and its subsidiaries had 29,827 and 23,644 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of
		Ownership June 30
Name of Investor	Name of Investee	2010	2009	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	—	—	In June 2009, TSMC International was merged into TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	36%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	42%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	TSMC Development, Inc. (TSMC Development)	100%	100%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.

TSMC Development	WaferTech, LLC (WaferTech)	100%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	59%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—
(Continued)

		Percentage of
		Ownership June 30
Name of Investor	Name of Investee	2010	2009	Remark

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	—	Newly established in January 2010.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2010:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds and corporate bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Hedging Derivative Financial Instruments
Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.
As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 2 to 5 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Profit Sharing to Employees and Bonus to Directors and Supervisors
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.
Foreign-currency Transactions
Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standard (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the six months ended June 30, 2009.
4.	CASH AND CASH EQUIVALENTS

	June 30
	2010	2009

Cash and deposits in banks	$170,424,269	$232,103,033
Repurchase agreements collateralized by government bonds	1,900,560	7,414,130
Corporate bonds	161,389	—

	$172,486,218	$239,517,163

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2010	2009

Trading financial assets

Forward exchange contracts	$101	$310
Cross currency swap contracts	378	38,883

	$479	$39,193

Trading financial liabilities

Forward exchange contracts	$16,724	$6,541
Cross currency swap contracts	160,085	26,425

	$176,809	$32,966

The Company entered into the above derivative contracts during the six months ended June 30, 2010 and 2009 to manage exposures due to the fluctuations of foreign exchange rates. The above derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for the above derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2010

Sell EUR/Buy NT$	July 2010	EUR14,000/NT$549,304
Sell US$/Buy NT$	July 2010 to September 2010	US$53,000/NT$1,693,574

June 30, 2009

Sell EUR/Buy US$	July 2009	EUR12,200/US$17,019
Sell RMB/Buy US$	July 2009	RMB27,360/US$4,000
Sell US$/Buy NT$	July 2009	US$3,730/NT$122,418
Sell NT$/Buy US$	September 2009	NT$17,221/US$530
Outstanding cross currency swap contracts consisted of the following:

	Contract Amount	Range of Interest	Range of Interest
Maturity Date	(In Thousands)	Rates Paid	Rates Received

June 30, 2010

July 2010 to August 2010	US$615,000/NT$19,689,710	0.41%-0.67%	0.00%-0.00%

June 30, 2009

July 2009	US$767,000/NT$25,197,800	0.46%-9.26%	0.00%-0.76%
For the six months ended June 30, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$20,468 thousand and a net loss of NT$43,637 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2010	2009

Corporate bonds	$14,463,446	$1,035,686
Agency bonds	9,056,945	—
Government bonds	3,010,629	347,868
Publicly traded stocks	1,231,430	504,461
Money market funds	301,888	16,361
Open-end mutual funds	—	740,979
Corporate issued asset-backed securities	—	126,466

	28,064,338	2,771,821
Current portion	(27,024,422)	(1,736,135)

	$1,039,916	$1,035,686

For the six months ended June 30, 2009, the Company recognized impairment on available-for-sale financial assets of NT$70,434 thousand.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2010	2009

Corporate bonds	$16,305,354	$15,714,113
Structured time deposits	1,000,000	—
Government bonds	484,170	883,433

	17,789,524	16,597,546
Current portion	(7,031,587)	(5,476,955)

	$10,757,937	$11,120,591

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal		Range of
	Amount	Interest Receivable	Interest Rates	Maturity Date

June 30, 2010

Callable domestic deposits	$1,000,000	$819	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$543,325	$455,751
Provision	54,616	288,036
Write-off	—	(243,861)

Balance, end of period	$597,941	$499,926

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$8,724,481	$6,071,026
Provision	5,732,158	4,718,307
Write-off	(8,294,077)	(3,330,904)

Balance, end of period	$6,162,562	$7,458,429

9.	INVENTORIES

	June 30
	2010	2009

Finished goods	$2,686,661	$1,963,811
Work in process	18,089,759	14,793,338
Raw materials	2,360,766	1,108,629
Supplies and spare parts	1,662,710	1,108,129

	$24,799,896	$18,973,907

Write-down of inventories to net realizable value in the amount of NT$41,804 thousand and NT$178,682 thousand, respectively, were included in the cost of sales for the six months ended June 30, 2010 and 2009. And inventories losses related to earthquake in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the six months ended June 30, 2010.
10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,233,879	38	$9,209,323	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,727,380	39	5,744,178	39
Motech Industries Inc. (Motech)	6,225,880	20	—	—
VisEra Holding Company (VisEra Holding)	2,364,034	49	2,157,747	49
Mcube Inc. (Mcube)	—	70	—	—
Aiconn Technology Corporation (Aiconn)	24,848	43	27,260	41
Preferred stock
Mcube	22,329	10	—	—

	$24,598,350		$17,138,508

In February 2010, the Company subscribed 75,316 thousand shares in Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.
In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$57,960 thousand. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the six months ended June 30, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$706,236 thousand and a net loss of NT$706,745 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the audited financial statements, except for Aiconn and Mcube. The Company believes that, had Aiconn and Mcube’s financial statements been audited, any adjustments arising would have no material effect on the Company’s consolidated financial statements.

As of June 30, 2010 and 2009, quoted market price of publicly traded stocks in unrestricted investments accounted for using equity method (VIS) were NT$8,229,728 thousand and NT$8,166,905 thousand, respectively.
Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$1,391,500	$1,990,621
Additions	2,055,660	—
Amortizations	(459,995)	(299,561)

Balance, end of period	$2,987,165	$1,691,060

Movements of the difference allocated to goodwill were as follows:

	Six Months Ended June 30
	2010	2009

Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

June 30
2010

Hedging derivative financial liabilities

Interest rate swap contract	$761

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. As of June 30, 2010, the outstanding interest rate swap contract consisted of the following:

			Range of
Contract Amount		Range of	Interest Rates
(In Thousands)	Maturity Date	Interest Rates Paid	Received

NT$140,000	August 31, 2012	1.38%	0.49%-0.56%
The Company recognized NT$761 thousand as an adjustment in shareholders’ equity for the above interest rate swap contract for the six months ended June 30, 2010.

12.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2010	2009

Non-publicly traded stocks	$4,406,165	$3,041,053
Mutual Funds	159,251	162,476

	$4,565,416	$3,203,529

For the six months ended June 30, 2010, the Company invested in Stion Corporation (Stion, an United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to the nature of the relationship and especially certain restrictions contained in the investment related agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policy. Therefore, the investment was classified under financial assets carried at cost.
The common stocks of Capella Microsystems (Taiwan), Inc., Integrated Memory Logic Limited and Leadtrend Technology Corporation were listed on the Taiwan GreTai Securities Market or Taiwan Stock Exchange in June 2010, May 2010, and August 2009, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.
For the six months ended June 30, 2010 and 2009, the Company recognized impairment on financial assets carried at cost of NT$112,313 thousand and NT$472,330 thousand, respectively.
13.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2010
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period

Cost
Land and land improvements	$934,090	$—	$—	$—	$6,446	$940,536
Buildings	142,294,558	2,081,050	(95)	4,411	194,915	144,574,839
Machinery and equipment	775,653,489	89,586,772	(753,266)	179,975	586,651	865,253,621
Office equipment	13,667,747	1,027,986	(286,143)	1,033	17,360	14,427,983
Leased asset	714,424	—	—	—	10,155	724,579

	933,264,308	$92,695,808	$(1,039,504)	$185,419	$815,527	1,025,921,558

Accumulated depreciation
Land and land improvements	317,580	$14,534	$—	$—	$2,639	334,753
Buildings	81,821,718	4,635,532	(95)	—	96,026	86,553,181
Machinery and equipment	600,795,474	35,792,744	(711,714)	132,824	422,640	636,431,968
Office equipment	10,589,349	566,268	(286,045)	(442)	15,274	10,884,404
Leased asset	219,765	17,580	—	—	3,432	240,777

	693,743,886	$41,026,658	$(997,854)	$132,382	$540,011	734,445,083

Advance payments and construction in progress	34,154,365	$2,896,829	$—	$(61,485)	$4,142	36,993,851

	$273,674,787					$328,470,326

	Six Months Ended June 30, 2009
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period

Cost
Land and land improvements	$953,857	$—	$—	$1,843	$(1,127)	$954,573
Buildings	132,249,996	922,974	(809)	(19,976)	(41,092)	133,111,093
Machinery and equipment	697,498,743	12,180,329	(1,123,467)	17,012	(121,202)	708,451,415
Office equipment	12,430,800	427,235	(169,271)	28,150	(6,060)	12,710,854
Leased asset	722,339	—	—	—	(2,248)	720,091

	843,855,735	$13,530,538	$(1,293,547)	$27,029	$(171,729)	855,948,026

Accumulated depreciation
Land and land improvements	295,898	$15,229	$—	$—	$(694)	310,433
Buildings	72,681,699	4,656,244	(809)	(5,846)	(26,850)	77,304,438
Machinery and equipment	535,962,291	34,162,617	(1,119,042)	1,361	(132,649)	568,874,578
Office equipment	9,693,809	613,180	(167,505)	7,050	(9,865)	10,136,669
Leased asset	182,570	18,321	—	—	(953)	199,938

	618,816,267	$39,465,591	$(1,287,356)	$2,565	$(171,011)	656,826,056

Advance payments and construction in progress	18,605,882	$7,355,508	$—	$(20,092)	$7,721	25,949,019

	$243,645,350					$225,070,989

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of June 30, 2010 were NT$798,330 thousand.
14.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2010
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance,
	Period	Additions	Amortization	Disposals	Reclassification	Changes	End of Period

Technology license fee	$3,230,624	$—	$(410,023)	$—	$—	$339	$2,820,940
Software and system design costs	1,834,528	782,001	(501,989)	—	4,860	132	2,119,532
Patent and others	1,393,402	19,054	(192,263)	—	—	1,446	1,221,639

	$6,458,554	$801,055	$(1,104,275)	$—	$4,860	$1,917	$6,162,111

	Six Months Ended June 30, 2009
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance,
	Period	Additions	Amortization	Disposals	Reclassification	Changes	End of Period

Technology license fee	$4,125,212	$—	$(473,181)	$—	$—	$2,167	$3,654,198
Software and system design costs	1,801,831	266,688	(447,338)	—	(4,372)	74	1,616,883
Patent and others	1,198,785	5,218	(147,519)	(96)	(6,035)	(310)	1,050,043

	$7,125,828	$271,906	$(1,068,038)	$(96)	$(10,407)	$1,931	$6,321,124

15.	SHORT-TERM LOANS

June 30, 2010
Unsecured loans
Due in February 2011, annual interest at 0.51%-1.19%	$18,082,602

16.	BONDS PAYABLE

	June 30
	2010	2009

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

17.	LONG-TERM BANK LOANS

	June 30
	2010	2009
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.12% in 2010 and 0.75%-2.70% in 2009	$667,453	$1,013,507
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.83% in 2010 and 0.76-0.97% in 2009	646,493	656,409
Repayable from December 2007 in 8 semi-annual installments, fully repaid in June, 2010, annual interest at 1.12%-2.42%	—	131,600

	1,313,946	1,801,516
Current portion	(889,275)	(308,971)

	$424,671	$1,492,545

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China as well as semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. As of June 30, 2010, Xintec was in compliance with all such financial covenants.
As of June 30, 2010, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2010 (3rd and 4th quarter)	$767,884
2011	242,782
2012	242,782
2013	60,498

$1,313,946

18.	OTHER LONG-TERM PAYABLES

	June 30
	2010	2009

Payables for acquisition of property, plant and equipment (Note 29h)	$7,343,587	$8,553,019
Payables for royalties	921,171	1,647,829

	8,264,758	10,200,848
Current portion (classified under accrued expenses and other current liabilities)	(1,301,510)	(1,703,213)

	$6,963,248	$8,497,635

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of June 30, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount

2010 (3rd and 4th quarter)	$336,407
2011	1,133,439
2012	725,102
2013	588,193
2014	5,481,617

$8,264,758

19.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension cost of NT$475,476 thousand and NT$358,282 thousand for the six months ended June 30, 2010 and 2009, respectively.
TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension cost of NT$127,163 thousand and NT$144,816 thousand for the six months ended June 30, 2010 and 2009, respectively.
Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Six Months Ended June 30
	2010	2009

The Fund
Balance, beginning of period	$2,644,988	$2,434,876
Contributions	114,789	99,908
Interest	41,379	53,066
Payments	(7,690)	(37,801)

Balance, end of period	$2,793,466	$2,550,049

Accrued pension cost
Balance, beginning of period	$3,797,032	$3,701,584
Accruals (payments)	(3,316)	48,918

Balance, end of period	$3,793,716	$3,750,502

20.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2010	2009

Income tax expense based on “income before income tax” at statutory rate	$13,937,439	$7,050,740
Tax effect of the following:
Tax-exempt income	(7,429,421)	(3,246,392)
Temporary and permanent differences	(592,228)	2,136,464
Others	—	69,174
Additional tax at 10% on unappropriated earnings	138,243	19,237
Net operating loss carryforwards used	(258,790)	(41,243)
Income tax credits used	(2,477,471)	(2,889,391)

Income tax currently payable	$3,317,772	$3,098,589

b.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2010	2009

Income tax currently payable	$3,317,772	$3,098,589
Income tax adjustments on prior years	978,248	(1,155,898)
Other income tax adjustments	(20,579)	(37,876)
Net change in deferred income tax assets
Investment tax credits	(4,858,856)	(2,428,140)
Net operating loss carryforwards	271,499	(176,527)
Temporary differences	104,224	54,728
Valuation allowance	3,629,049	1,849,390

Income tax expense	$3,421,357	$1,204,266

c.	Net deferred income tax assets consisted of the following:

	June 30
	2010	2009

Current deferred income tax assets
Investment tax credits	$2,607,819	$5,056,379
Temporary differences
Allowance for sales returns and others	546,457	639,684
Others	406,799	551,238
Valuation allowance	(166,971)	(180,266)

	$3,394,104	$6,067,035

(Continued)

	June 30
	2010	2009

Noncurrent deferred income tax assets
Investment tax credits	$17,739,753	$11,569,375
Net operating loss carryforwards	3,192,281	3,759,283
Temporary differences
Depreciation	2,167,480	1,550,502
Others	461,411	711,650
Valuation allowance	(13,740,861)	(12,354,955)

	$9,820,064	$5,235,855

(Concluded)
Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.
Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.
As of June 30, 2010, the net operating loss carryforwards were generated by WaferTech, TSMC Development and Mutual-Pak and would expire on various dates through 2026.
d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of June 30, 2010 and 2009 was NT$10,284,010 thousand and NT$8,102,454 thousand, respectively.

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2009 and 2008 were 9.84% and 9.10%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2010, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$114,677	$105,032	2010
		66,368	66,368	2011
		3,224,443	3,224,443	2012
		6,054,874	6,054,874	2013
		2,721,184	2,721,184	2014

		$12,181,546	$12,171,901

Statute for Upgrading Industries	Research and development expenditures	$1,021,544	$—	2010
		1,192,759	657,086	2011
		2,924,808	2,924,808	2012
		4,523,367	4,523,367	2013

		$9,662,478	$8,105,261

Statute for Upgrading Industries	Personnel training expenditures	$759	$—	2010
		20,081	20,081	2011
		32,534	32,534	2012
		17,795	17,795	2013

		$71,169	$70,410

Statute for Industrial Innovation	Research and development expenditures	$909,850	$—	2010

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction and expansion of 2001 by TSMC	2006 to 2010
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014 (proposed)
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	To be determined
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$12,478,139	$10,148,701	$22,626,840
Labor and health insurance	442,426	354,389	796,815
Pension	357,336	245,303	602,639
Meal	273,584	115,027	388,611
Welfare	318,834	126,567	445,401
Others	60,875	130,412	191,287

	$13,931,194	$11,120,399	$25,051,593

Depreciation	$38,478,197	$2,540,329	$41,018,526

Amortization	$659,541	$444,734	$1,104,275

	Six Months Ended June 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$7,142,575	$6,203,912	$13,346,487
Labor and health insurance	339,727	270,692	610,419
Pension	292,380	210,718	503,098
Meal	206,162	87,602	293,764
Welfare	250,085	108,932	359,017
Others	46,548	137,036	183,584

	$8,277,477	$7,018,892	$15,296,369

Depreciation	$37,506,468	$1,950,990	$39,457,458

Amortization	$638,559	$429,479	$1,068,038

22.	SHAREHOLDERS’ EQUITY

As of June 30, 2010, 1,097,136 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,485,679 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2010	2009

Additional paid-in capital	$23,520,313	$23,289,667
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	348,047	343,233
Donations	55	55

	$55,566,995	$55,331,535

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subjected to shareholders’ approval in the following year.
TSMC accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$4,988,630 thousand and NT$3,906,590 thousand for the six months ended June 30, 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2009 and 2008 had been approved in the TSMC’s shareholders meetings held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008

Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2009 was determined by the closing price of the TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which is NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of June 30, 2010.
Information about TSMC’s outstanding stock options for the six months ended June 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)

Six months ended June 30, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(2,311)	37.1

Balance, end of period	26,499	33.1

Six months ended June 30, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(919)	31.4
Options canceled	(243)	46.4

Balance, end of period	35,072	35.3

The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.
As of June 30, 2010, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)

$22.8-$32.0	19,961	2.68	$29.0
38.0- 50.1	6,538	4.41	45.6

	26,499	3.11	33.1

As of June 30, 2010, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans were valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding stock options for the six months ended June 30, 2010 and 2009 was as follows:

		Weighted-
		average
	Number of	Exercise Price
	Options	(NT$)
Six months ended June 30, 2010

Balance, beginning of period	3,810	$83.5
Options exercised	(255)	11.1
Options canceled	(304)	130.7

Balance, end of period	3,251	84.7

Six months ended June 30, 2009

Balance, beginning of period	5,557	$66.6
Options exercised	(846)	11.6
Options canceled	(226)	34.7

Balance, end of period	4,485	78.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans.

As of June 30, 2010, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$8.4	204	0.50	$8.4	204	$8.4
15.5	1,627	1.17	15.5	29	15.5
175.0	1,420	3.50	175.0	709	175.0

	3,251	2.15	84.7	942	134.0

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about Xintec’s outstanding options for the six months ended June 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Six months ended June 30, 2010

Balance, beginning of period	3,960	$14.7
Options exercised	(838)	14.2
Options canceled	(210)	17.1

Balance, end of period	2,912	14.7

Six months ended June 30, 2009

Balance, beginning of period	7,442	14.8
Options exercised	(1,055)	12.9
Options canceled	(650)	16.5

Balance, end of period	5,737	15.0

The exercise prices have been adjusted to reflect the appropriation of earnings by Xintec in accordance with the plans.

As of June 30, 2010, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.2-$14.1	1,462	6.29	$12.5	457	$12.5
15.2- 19.1	1,450	7.19	16.9	625	16.1

	2,912	6.74	14.7	1,082	14.6

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the six months ended June 30, 2010 and 2009 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Six Months Ended June 30
	2010	2009
Net income attributable to shareholders of the parent:
As reported	$73,945,033	$26,000,519
Pro forma	73,996,839	25,823,759

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.85	$1.01
Pro forma basic EPS	2.86	1.00
Diluted EPS as reported	2.85	1.00
Pro forma diluted EPS	2.86	1.00

24.	EARNINGS PER SHARE
EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Six months ended June 30, 2010

Basic EPS
Earnings attributable to common shareholders of the parent	$77,329,932	$73,945,033	25,904,196	$2.99	$2.85

Effect of dilutive potential common shares	—	—	12,654

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$77,329,932	$73,945,033	25,916,850	$2.98	$2.85

Six months ended June 30, 2009

Basic EPS
Earnings attributable to common shareholders of the parent	$27,192,976	$26,000,519	25,770,637	$1.06	$1.01

Effect of dilutive potential common shares	—	—	172,992

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$27,192,976	$26,000,519	25,943,629	$1.05	$1.00

Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.
The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the six months ended June 30, 2009 to remain at NT$1.01 and NT$1.00, respectively.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$479	$479	$39,193	$39,193
Available-for-sale financial assets	28,064,338	28,064,338	2,771,821	2,771,821
Held-to-maturity financial assets	17,789,524	17,938,824	16,597,546	16,718,013
Financial assets carried at cost	4,565,416	—	3,203,529	—

Liabilities

Financial liabilities at fair value through profit or loss	176,809	176,809	32,966	32,966
Hedging derivative financial liabilities	761	761	—	—
Bonds payable	4,500,000	4,556,853	4,500,000	4,592,795
Long-term bank loans (including current portion)	1,313,946	1,313,946	1,801,516	1,801,516
Other long-term payables (including current portion)	8,264,758	8,264,758	10,200,848	10,200,848
Obligations under capital leases	717,600	717,600	720,091	720,091
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair values of derivatives contracts which were outstanding as of June 30, 2010 and 2009 estimated using valuation techniques were recognized as a net losses of NT$176,330 thousand and a net gains of NT$6,227 thousand, respectively.

d.	As of June 30, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$44,622,911 thousand and NT$18,904,099 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$22,436,164 thousand and NT$4,532,966 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,637,954 thousand and NT$1,801,516 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2010 and 2009 were as follows:

	Six Months Ended June 30, 2010
	Form Available-
	for-sale		Gain (Loss)
	Financial	Equity	on Cash
	Assets	Method Investments	Flow Hedges	Total

Balance, beginning of period	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	614,595	27,478	(312)	641,761
Removed from shareholders’ equity and recognized in earnings	(113,504)	—	—	(113,504)

Balance, end of period	$925,219	$56,971	$(312)	$981,878

	Six Months Ended June 30, 2009
	Form Available-
	for-sale		Gain (Loss)
	Financial	Equity	on Cash
	Assets	Method Investments	Flow Hedges	Total

Balance, beginning of period	$(198,413)	$(88,929)	$—	$(287,342)
Recognized directly in shareholders’ equity	339,270	48,192	—	387,462
Removed from shareholders’ equity and recognized in earnings	244,118	—	—	244,118

Balance, end of period	$384,975	$(40,737)	$—	$344,238

f.	Information about financial risk
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business organizations and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. A portion of the short-term loans and the long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.
g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

Expected Timing
			Expected	for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	June 30, 2010	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap
	contract	$(761)	2010 to 2012	2010 to 2012
26.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC
VIS (accounted for using equity method)

SSMC (accounted for using equity method)

Motech (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method Mcube, an indirect investee accounted for using equity method

	2010		2009
	Amount	%	Amount	%

For the six months ended June 30

Sales
VIS	$112,156	—	$69,218	—
VisEra	55,133	—	1,137	—
Mcube	8,076	—	—	—
SSMC	965	—	3	—

	$176,330	—	$70,358	—

Purchases
SSMC	$2,211,401	2	$1,422,840	2
VIS	2,107,449	2	1,406,142	2
VisEra	—	—	2,685	—

	$4,318,850	4	$2,831,667	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$40,573	—	$37,692	—

Research and development expenses
VIS (primarily rent)	$5,291	—	$9	—
VisEra	4,240	—	306	—
Motech	110	—	—	—

	$9,641	—	$315	—

Sales of property, plant and equipment
VIS	$15,940	16	$—	—

Purchase of property, plant and equipment
VIS	$15,865	—	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 29e)	$158,021	4	$88,964	4
SSMC (primarily technical service income, see Note 29d)	96,783	3	57,560	2
VisEra	—	—	129	—

	$254,804	7	$146,653	6

	2010		2009
	Amount	%	Amount	%

As of June 30

Other receivables
VIS	$378,802	76	$373,849	91
Motech	67,785	14	—	—
SSMC	49,217	10	36,923	9
VisEra	—	—	1,050	—

	$495,804	100	$411,822	100

Payables
VIS	$856,003	65	$737,352	64
SSMC	447,822	34	400,558	35
VisEra	10,720	1	6,414	1

	$1,314,545	100	$1,144,324	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company leased certain office space from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.
The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.
27.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	June 30
	2010	2009

Other financial assets	$498,750	$654,619
Property, plant and equipment, net	2,491,136	2,991,511
Other assets	20,000	—

	$3,009,886	$3,646,130

28.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2010 to December 2029 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2010 and 2018 and can be renewed upon expiration.
As of June 30, 2010, future lease payments were as follows:

Year	Amount

2010 (3rd and 4th quarter)	$303,805
2011	568,239
2012	547,748
2013	521,118
2014	500,460
2015 and thereafter	3,729,850

$6,171,220

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of June 30, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2010 TSMC had a total of US$25,262 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned 1,789,493,218 common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding. TSMC expects to recognize the settlement income of NT$4,434,364 thousand in the third quarter of 2010.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the US International Trade Commission (US ITC) accusing TSMC and one other company of allegedly infringing a single US patent. The US ITC has initiated an investigation on July 21, 2010. The outcome of such an investigation cannot be determined at this time.

h.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,343,587 thousand and NT$8,553,019 thousand as of June 30, 2010 and 2009, respectively, which is included in other long-term payables.

i.	Amounts available under unused letters of credit as of June 30, 2010 were NT$98,003 thousand.
30.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,039,961	N/A		$1,039,916
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—		2,190,008	N/A		2,210,300
	Nan Ya Plastics Corporation	—	”	—		2,000,939	N/A		2,043,355
	Taiwan Power Company	—	”	—		1,908,207	N/A		1,926,431
	China Steel Corporation	—	”	—		1,509,791	N/A		1,526,601
	Formosa Plastics Corporation	—	”	—		1,151,571	N/A		1,162,811
	CPC Corporation, Taiwan	—	”	—		500,001	N/A		499,940
	Taipei Fubon Commercial Bank Co., Ltd.	—	”	—		299,715	N/A		299,678

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		46,004,067	100		46,004,067
	TSMC Partners	Subsidiary	”	988,268		34,361,272	100		34,361,272
	VIS	Investee accounted for using equity method	”	628,223		9,233,879	38		8,229,728
	SSMC	Investee accounted for using equity method	”	314		6,727,380	39		6,250,731
	Motech	Investee accounted for using equity method	”	75,316		6,225,880	20		4,017,503
	TSMC North America	Subsidiary	”	11,000		2,800,334	100		2,800,334
	Xintec	Investee with a controlling financial interest	”	93,081		1,576,835	41		1,551,723
	GUC	Investee with a controlling financial interest	”	46,688		1,000,709	35		5,462,479
	TSMC Europe	Subsidiary	”	—		156,985	100		156,985
	TSMC Japan	Subsidiary	”	6		146,335	100		146,335
	TSMC Korea	Subsidiary	”	80		19,224	100		19,224
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		293,186
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		353,790
	W.K. Technology Fund IV	—	”	4,000		40,000	2		42,637

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	”	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		3,134,321	100		3,144,809
	VTAF III	Subsidiary	”	—		2,890,551	99		2,872,451
	VTAF II	Subsidiary	”	—		1,128,923	98		1,123,154
	Emerging Alliance	Subsidiary	”	—		315,832	99		315,832

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,416	N/A	US$	21,248
	General Elec Cap Corp. Mtn	—	”	—	US$	20,181	N/A	US$	21,320
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	( US$ in Thousands)		Ownership (%)	( US$ in Thousands)		Note
TSMC Partners	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	368,023	100	US$	368,023
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	73,240	49	US$	73,240
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	27,132	97	US$	27,132
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	21,415	US$	16,853	97	US$	16,853
	TSMC Technology	Subsidiary	”	1	US$	9,452	100	US$	9,452
	TSMC Canada	Subsidiary	”	2,300	US$	3,392	100	US$	3,392
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	692	10	US$	692

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,275	N/A	US$	21,320
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	14,850

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	182,026	100	US$	182,026

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	11	US$	1,648
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	13	1	US$	13
	Mosaic Systems, Inc.	—	”	2,481	US$	12	N/A	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	969	US$	4,504	2	US$	4,504
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,238	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,200	US$	2,040	9	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Beceem Communications	—	”	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	4,048	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
VTAF II	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	593	13	US$	593
	Xceive	—	”	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,709	59	US$	1,709

	Aiconn Technology Corporation	Investee accounted for using equity method	”	5,623	US$	770	43	US$	770
	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	”	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	”	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	”	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	”	8,070	US$	3,089	4	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	860	100	US$	860

	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	2	US$	762
	Staccato	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	4,874	US$	22,135	7	US$	22,135
	Memsic, Inc.	—	”	1,286	US$	2,905	5	US$	2,905
	Capella Microsystems (Taiwan), Inc.	—	”	547	US$	3,081	2	US$	3,081

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,423	5	US$	2,423
	Capella Microsystems (Taiwan), Inc.	—	”	551	US$	3,103	2	US$	3,103
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	15	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
	EON Technology, Corp.	—	”	874	US$	242	1	US$	242
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	”	264	US$	456	3	US$	456
(Continued)

				June 30, 2010
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$40,795	100		$40,795

	GUC-Japan	Subsidiary	”	1		14,205	100		14,205
	GUC-BVI	Subsidiary	”	550		9,611	100		9,611
	GUC-Europe	Subsidiary	”	—		4,366	100		4,366

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		8,158	100		8,158

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,042	N/A	US$	5,042
	African Development Bank	—	”	2,600	US$	2,619	N/A	US$	2,619
	Allstate Life Gbl Fdg Secd	—	”	4,430	US$	4,857	N/A	US$	4,857
	Alltel Corp.	—	”	100	US$	110	N/A	US$	110
	American Honda Fin Corp. Mtn	—	”	4,000	US$	3,975	N/A	US$	3,975
	Anz National Intl Ltd.	—	”	3,500	US$	3,545	N/A	US$	3,545
	Asian Development Bank	—	”	2,500	US$	2,497	N/A	US$	2,497
	Astrazeneca Plc	—	”	3,150	US$	3,440	N/A	US$	3,440
	AT+T Wireless	—	”	3,500	US$	3,917	N/A	US$	3,917
	Australia + New Zealand Bkg	—	”	2,000	US$	2,059	N/A	US$	2,059
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,247	N/A	US$	3,247
	Bank New York Inc.	—	”	1,615	US$	1,609	N/A	US$	1,609
	Bank New York Inc. Medium	—	”	2,100	US$	2,274	N/A	US$	2,274
	Bank of America	—	”	1,900	US$	2,020	N/A	US$	2,020
	Bank of New York Mellon	—	”	2,200	US$	2,209	N/A	US$	2,209
	Bank of Nova Scotia	—	”	5,000	US$	4,993	N/A	US$	4,993
	Bank of Scotland Plc	—	”	4,000	US$	3,993	N/A	US$	3,993
	Barclays Bank Plc	—	”	12,000	US$	11,995	N/A	US$	11,995
	Barclays Bank Plc NY	—	”	5,000	US$	4,997	N/A	US$	4,997
	Bbva US Senior SA Uniper	—	”	4,745	US$	4,709	N/A	US$	4,709
	Bear Stearns Cos Inc.	—	”	5,000	US$	4,975	N/A	US$	4,975
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,445	N/A	US$	3,445
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,506	N/A	US$	3,506
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,130	N/A	US$	2,130
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,033	N/A	US$	2,033
	Bmw US Capital LLC	—	”	1,600	US$	1,599	N/A	US$	1,599
	Bnp Paribas SA	—	”	3,810	US$	3,823	N/A	US$	3,823
	Boeing Cap Corp.	—	”	2,925	US$	3,234	N/A	US$	3,234
	Boeing Co.	—	”	450	US$	456	N/A	US$	456
	Bsch Issuances Ltd.	—	”	2,250	US$	2,269	N/A	US$	2,269
	Caterpillar Financial SE	—	”	300	US$	302	N/A	US$	302
	Cello Part/Veri Wirelss	—	”	3,000	US$	3,067	N/A	US$	3,067
	Citibank NA	—	”	10,000	US$	10,092	N/A	US$	10,092
	Citigroup Funding Inc.	—	”	6,000	US$	6,127	N/A	US$	6,127
	Citigroup Funding Inc.	—	”	2,000	US$	2,042	N/A	US$	2,042
	Citigroup Inc.	—	”	1,400	US$	1,367	N/A	US$	1,367
	Citigroup Inc.	—	”	800	US$	793	N/A	US$	793
	Citigroup Inc.	—	”	400	US$	416	N/A	US$	416
	Citigroup Inc.	—	”	5,000	US$	5,326	N/A	US$	5,326
	Commonwealth Bank Aust	—	”	2,800	US$	2,798	N/A	US$	2,798
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		of Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Countrywide Finl Corp.	—	Available-for-sale financial assets	4,000	US$	4,206	N/A	US$	4,206
	Credit Suisse First Boston USA	—	”	2,150	US$	2,284	N/A	US$	2,284
	Credit Suisse New York	—	”	3,945	US$	4,075	N/A	US$	4,075
	Deutsche Bank AG NY	—	”	2,500	US$	2,480	N/A	US$	2,480
	Dexia Credit Local	—	”	6,000	US$	5,964	N/A	US$	5,964
	Dexia Credit Local	—	”	4,000	US$	3,995	N/A	US$	3,995
	Dexia Credit Local S.A	—	”	4,000	US$	3,985	N/A	US$	3,985
	Dexia Credit Local SA NY	—	”	5,000	US$	5,001	N/A	US$	5,001
	Finance for Danish Ind	—	”	3,800	US$	3,797	N/A	US$	3,797
	General Elec Cap Corp.	—	”	1,000	US$	985	N/A	US$	985
	General Elec Cap Corp.	—	”	300	US$	299	N/A	US$	299
	General Elec Cap Corp.	—	”	7,000	US$	7,015	N/A	US$	7,015
	General Electric Capital Corp.	—	”	2,000	US$	1,942	N/A	US$	1,942
	Georgia Pwr Co.	—	”	6,000	US$	6,006	N/A	US$	6,006
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,884	N/A	US$	1,884
	Goldman Sachs Group Incser 2	—	”	3,000	US$	3,009	N/A	US$	3,009
	Hewlett Packard Co.	—	”	3,000	US$	3,003	N/A	US$	3,003
	Hewlett Packard Co.	—	”	1,365	US$	1,384	N/A	US$	1,384
	Household Fin Corp.	—	”	4,330	US$	4,676	N/A	US$	4,676
	HSBC Fin Corp.	—	”	2,315	US$	2,258	N/A	US$	2,258
	HSBC Fin Corp.	—	”	2,900	US$	3,070	N/A	US$	3,070
	HSBC USA Inc. Fdic Gtd Tlgp	—	”	2,200	US$	2,279	N/A	US$	2,279
	Hutchison Whampoa Intl	—	”	1,750	US$	1,777	N/A	US$	1,777
	IBM Corp.	—	”	6,100	US$	6,105	N/A	US$	6,105
	IBM Corp.	—	”	3,000	US$	3,020	N/A	US$	3,020
	Intl Bk Recon + Develop	—	”	5,000	US$	5,007	N/A	US$	5,007
	Intl Bk Recon + Develop	—	”	2,000	US$	2,064	N/A	US$	2,064
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,640	N/A	US$	3,640
	JP Morgan Chase + Co.	—	”	2,500	US$	2,523	N/A	US$	2,523
	JP Morgan Chase + Co.	—	”	5,000	US$	5,000	N/A	US$	5,000
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	3,000	US$	3,028	N/A	US$	3,028
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,951	N/A	US$	1,951
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	670	N/A	US$	670
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,870	N/A	US$	4,870
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,027	N/A	US$	6,027
	Massmutual Global Fdg II Mediu	—	”	4,000	US$	3,880	N/A	US$	3,880
	Mellon Fdg Corp.	—	”	3,500	US$	3,423	N/A	US$	3,423
	Merck + Co. Inc.	—	”	4,000	US$	4,038	N/A	US$	4,038
	Merck + Co. Inc.	—	”	2,000	US$	2,101	N/A	US$	2,101
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,556	N/A	US$	4,556
	Met Life Glob Funding I	—	”	5,000	US$	4,997	N/A	US$	4,997
	Met Life Glob Funding I	—	”	500	US$	502	N/A	US$	502
	Metlife Inc.	—	”	2,000	US$	2,012	N/A	US$	2,012
	Metropolitan Life Global Fdg	—	”	750	US$	741	N/A	US$	741
	Metropolitan Life Global Fdg I	—	”	3,340	US$	3,289	N/A	US$	3,289
	Monumental Global Fdg III	—	”	750	US$	724	N/A	US$	724
	Morgan Stanley	—	”	1,000	US$	972	N/A	US$	972
	Morgan Stanley Dean Witter	—	”	8,000	US$	8,490	N/A	US$	8,490
	Morgan Stanley Fdic Gtd Tlgp	—	”	2,000	US$	2,020	N/A	US$	2,020
	Morgan Stanley for Equity	—	”	2,000	US$	1,940	N/A	US$	1,940
	National Australia Bank	—	”	1,000	US$	1,009	N/A	US$	1,009
	New York Life Global Fdg	—	”	2,000	US$	2,039	N/A	US$	2,039
	Nordea Bank Fld Plc	—	”	2,250	US$	2,245	N/A	US$	2,245
	Oesterreichische Kontrollbank	—	”	2,000	US$	2,018	N/A	US$	2,018
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		of Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Ontario (Province of)	—	Available-for-sale financial assets	2,000	US$	2,023	N/A	US$	2,023
	Pepsico Inc.	—	”	3,000	US$	3,001	N/A	US$	3,001
	Pfizer Inc.	—	”	2,725	US$	2,875	N/A	US$	2,875
	Pnc Funding Corp.	—	”	2,000	US$	1,981	N/A	US$	1,981
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,673	N/A	US$	1,673
	Pricoa Global Funding 1	—	”	1,200	US$	1,177	N/A	US$	1,177
	Principal Life Income Fdgs Mtn	—	”	2,500	US$	2,500	N/A	US$	2,500
	Princoa Global Fdg I Medium	—	”	2,200	US$	2,147	N/A	US$	2,147
	Rabobank Nederland	—	”	5,000	US$	4,999	N/A	US$	4,999
	Roche Hldgs Inc.	—	”	2,000	US$	2,025	N/A	US$	2,025
	Roche Hldgs Inc.	—	”	2,000	US$	2,106	N/A	US$	2,106
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,011	N/A	US$	4,011
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,049	N/A	US$	5,049
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,458	N/A	US$	9,458
	Shell International Fin	—	”	700	US$	702	N/A	US$	702
	Shell International Fin	—	”	1,200	US$	1,207	N/A	US$	1,207
	Shell International Fin	—	”	2,000	US$	2,017	N/A	US$	2,017
	Southern Co.	—	”	600	US$	602	N/A	US$	602
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,261	N/A	US$	2,261
	State Str Corp.	—	”	7,020	US$	6,987	N/A	US$	6,987
	Sun Life Finl Global	—	”	4,400	US$	4,268	N/A	US$	4,268
	Sun Life Finl Global Fdg II Lp	—	”	1,500	US$	1,486	N/A	US$	1,486
	Suncorp Metway Ltd.	—	”	8,800	US$	9,039	N/A	US$	9,039
	Suncorp Metway Ltd.	—	”	2,000	US$	2,001	N/A	US$	2,001
	Svenska Handelsbanken AB	—	”	2,200	US$	2,233	N/A	US$	2,233
	Swedbank AB	—	”	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,546	N/A	US$	1,546
	Teva Pharma Fin III LLC	—	”	4,000	US$	4,008	N/A	US$	4,008
	Ubs Ag Stamford CT	—	”	800	US$	803	N/A	US$	803
	US Central Federal Cred	—	”	4,800	US$	4,839	N/A	US$	4,839
	Verizon Communications Inc.	—	”	1,500	US$	1,644	N/A	US$	1,644
	Wachovia Corp. New	—	”	1,400	US$	1,383	N/A	US$	1,383
	Wachovia Corp. New	—	”	4,000	US$	4,187	N/A	US$	4,187
	Wal Mart Stores Inc.	—	”	2,603	US$	2,655	N/A	US$	2,655
	Wells Fargo + Company	—	”	2,000	US$	2,013	N/A	US$	2,013
	Westfield Cap Corp. Ltd.	—	”	500	US$	505	N/A	US$	505
	Westpac Banking Corp.	—	”	2,100	US$	2,111	N/A	US$	2,111
	Westpac Banking Corp.	—	”	4,000	US$	4,006	N/A	US$	4,006
	Westpac Banking Corp.	—	”	2,170	US$	2,168	N/A	US$	2,168
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	19,874
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,642
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,715
	JP Morgan Chase + Co.	—	”	25,000	US$	25,098	N/A	US$	24,942
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	7,949
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,409
	Westpac Banking Corporation Govet Gtd	—	”	5,000	US$	5,000	N/A	US$	4,998
	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,000	US$	7,998	N/A	US$	7,998
	Fannie Mae	—	”	3,770	US$	3,774	N/A	US$	3,774
	Fannie Mae	—	”	4,000	US$	4,003	N/A	US$	4,003
	Fannie Mae	—	”	4,000	US$	4,019	N/A	US$	4,019
	Fannie Mae	—	”	4,000	US$	4,026	N/A	US$	4,026
	Fannie Mae	—	”	3,000	US$	3,010	N/A	US$	3,010
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Fed Hm Ln Pc Pool 1b2830	—	Available-for-sale financial assets	2,080	US$	2,186	N/A	US$	2,186
	Fed Hm Ln Pc Pool 1g0115	—	”	2,247	US$	2,325	N/A	US$	2,325
	Fed Hm Ln Pc Pool 1k1210	—	”	1,692	US$	1,736	N/A	US$	1,736
	Fed Hm Ln Pc Pool 780741	—	”	1,951	US$	2,029	N/A	US$	2,029
	Federal Farm Cr Bks	—	”	2,000	US$	2,101	N/A	US$	2,101
	Federal Farm Credit Bank	—	”	1,000	US$	1,000	N/A	US$	1,000
	Federal Farm Credit Bank	—	”	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	”	5,000	US$	5,036	N/A	US$	5,036
	Federal Farm Credit Bank	—	”	2,200	US$	2,238	N/A	US$	2,238
	Federal Home Ln Bks	—	”	5,000	US$	5,097	N/A	US$	5,097
	Federal Home Ln Mtg Corp.	—	”	4,368	US$	4,337	N/A	US$	4,337
	Federal Home Ln Mtg Corp.	—	”	1,829	US$	1,916	N/A	US$	1,916
	Federal Home Ln Mtg Corp.	—	”	3,333	US$	3,506	N/A	US$	3,506
	Federal Home Ln Mtg Corp.	—	”	2,691	US$	2,770	N/A	US$	2,770
	Federal Home Ln Mtg Corp.	—	”	2,203	US$	2,297	N/A	US$	2,297
	Federal Home Ln Mtg Corp.	—	”	1,429	US$	1,449	N/A	US$	1,449
	Federal Home Ln Mtg Corp.	—	”	1,330	US$	1,347	N/A	US$	1,347
	Federal Home Ln Mtg Corp.	—	”	1,849	US$	1,921	N/A	US$	1,921
	Federal Home Ln Mtg Corp.	—	”	3,563	US$	3,755	N/A	US$	3,755
	Federal Home Ln Mtg Corp.	—	”	4,121	US$	4,254	N/A	US$	4,254
	Federal Home Ln Mtg Corp. Multi	—	”	2,663	US$	2,683	N/A	US$	2,683
	Federal Home Loan Bank	—	”	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Bank	—	”	10,000	US$	9,996	N/A	US$	9,996
	Federal Home Loan Bank	—	”	8,000	US$	7,995	N/A	US$	7,995
	Federal Home Loan Bank	—	”	5,000	US$	4,997	N/A	US$	4,997
	Federal Home Loan Bank	—	”	10,000	US$	10,003	N/A	US$	10,003
	Federal Home Loan Bank	—	”	5,000	US$	5,011	N/A	US$	5,011
	Federal Home Loan Bank	—	”	6,800	US$	6,819	N/A	US$	6,819
	Federal Home Loan Bank	—	”	8,000	US$	8,008	N/A	US$	8,008
	Federal Home Loan Bank	—	”	4,700	US$	4,716	N/A	US$	4,716
	Federal Home Loan Bank	—	”	8,400	US$	8,386	N/A	US$	8,386
	Federal Home Loan Bank	—	”	4,000	US$	4,003	N/A	US$	4,003
	Federal Home Loan Bank	—	”	8,000	US$	8,072	N/A	US$	8,072
	Federal Home Loan Bank	—	”	3,000	US$	3,011	N/A	US$	3,011
	Federal Home Loan Mortg	—	”	8,000	US$	8,140	N/A	US$	8,140
	Federal Home Loan Mtg Corp.	—	”	6,106	US$	6,082	N/A	US$	6,082
	Federal Home Loan Mtg Corp.	—	”	667	US$	672	N/A	US$	672
	Federal Home Loan Mtg Corp.	—	”	1,553	US$	1,547	N/A	US$	1,547
	Federal National Mort Assoc	—	”	1,314	US$	1,337	N/A	US$	1,337
	Federal National Mort Assoc	—	”	640	US$	644	N/A	US$	644
	Federal Natl Mtg Assn	—	”	2,703	US$	2,733	N/A	US$	2,733
	Federal Natl Mtg Assn Gtd	—	”	2,826	US$	2,920	N/A	US$	2,920
	Federal Natl Mtg Assn Gtd Remi	—	”	2,475	US$	2,577	N/A	US$	2,577
	Federal Natl Mtg Assn Gtd Remi	—	”	1,626	US$	1,653	N/A	US$	1,653
	Federal Natl Mtg Assn Mtn	—	”	2,118	US$	2,184	N/A	US$	2,184
	Federal Natl Mtg Assn Remic	—	”	1,918	US$	1,960	N/A	US$	1,960
	Federal Natl Mtge Assn	—	”	1,769	US$	1,875	N/A	US$	1,875
	Fhr 3087 Jb	—	”	2,015	US$	2,098	N/A	US$	2,098
	Fhr 3184 Fa	—	”	4,536	US$	4,514	N/A	US$	4,514
	Fnma Pool 745131	—	”	2,087	US$	2,166	N/A	US$	2,166
	Fnma Pool 745688	—	”	1,719	US$	1,783	N/A	US$	1,783
	Fnma Pool 790772	—	”	1,345	US$	1,400	N/A	US$	1,400
	Fnma Pool 819649	—	”	2,076	US$	2,168	N/A	US$	2,168
	Fnma Pool 829989	—	”	1,729	US$	1,798	N/A	US$	1,798
(Continued)

				June 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Fnma Pool 846233	—	Available-for-sale financial assets	2,102	US$	2,155	N/A	US$	2,155
	Fnma Pool 870884	—	”	1,913	US$	2,000	N/A	US$	2,000
	Fnma Pool 879908	—	”	1,681	US$	1,749	N/A	US$	1,749
	Fnr 2005 47 HA	—	”	2,275	US$	2,402	N/A	US$	2,402
	Fnr 2006 60 CO	—	”	3,934	US$	3,925	N/A	US$	3,925
	Fnr 2006 60 CO	—	”	2,020	US$	2,061	N/A	US$	2,061
	Fnr 2009 70 NT	—	”	2,241	US$	2,378	N/A	US$	2,378
	Freddie Mac	—	”	10,420	US$	10,406	N/A	US$	10,406
	Freddie Mac	—	”	4,500	US$	4,488	N/A	US$	4,488
	Freddie Mac	—	”	1,400	US$	1,400	N/A	US$	1,400
	Freddie Mac	—	”	7,000	US$	6,994	N/A	US$	6,994
	Freddie Mac	—	”	4,500	US$	4,517	N/A	US$	4,517
	Freddie Mac	—	”	4,010	US$	4,038	N/A	US$	4,038
	Gnma II Pool 082431	—	”	1,972	US$	2,022	N/A	US$	2,022
	Gnr 2008 9 SA	—	”	2,666	US$	2,668	N/A	US$	2,668
	Gnr 2009 45 AB	—	”	6,103	US$	6,317	N/A	US$	6,317

	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	3,250	US$	3,262	N/A	US$	3,262
	US Treasury N/B	—	”	35,900	US$	36,092	N/A	US$	36,092
	US Treasury N/B	—	”	21,000	US$	21,153	N/A	US$	21,153
	US Treasury N/B	—	”	26,000	US$	26,104	N/A	US$	26,104
	US Treasury N/B	—	”	2,170	US$	2,202	N/A	US$	2,202

	Wi Treasury Sec	—	”	4,400	US$	4,459	N/A	US$	4,459
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	14,985

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	9,353	US$	9,353	N/A	US$	9,353
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR
20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Financial Statement			Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Nature of Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	75,316		$6,225,880

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,710,588	—		—		—		—	—		2,890,551

VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,857
	American Honda Fin Corp. Mtn	”	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,975
	Anz National Intl Ltd.	”	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,545
	AT+T Wireless	”	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,917
	Bank of America	”	—	—	—		—	2,900	US$	3,121	1,000	US$	1,077	US$	1,076	US$	1	1,900	US$	2,020
	Bank of America Corp. Fdic Gtd	”	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,993
	Bank of Scotland Plc	”	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,993
	Barclays Bank Plc	”	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,995
	Barclays Bank Plc NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,997
	Bbva US Senior SA Uniper	”	—	—	—		—	4,745	US$	4,744	—		—		—		—	4,745	US$	4,709
	Berkshire Hathaway Inc. Del	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,506
	Boeing Cap Corp.	”	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,234
	Citibank NA	”	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	”	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	”	—	—	—		—	10,000	US$	10,094	—		—		—		—	10,000	US$	10,092
	Citigroup Funding Inc.	”	—	—	—		—	6,000	US$	6,040	—		—		—		—	6,000	US$	6,127
	Citigroup Inc.	”	—	—	—		—	4,800	US$	4,768	4,000	US$	3,967	US$	3,974	US$	(7)	800	US$	793
	Citigroup Inc.	”	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,326
	Countrywide Finl Corp.	”	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,206
	Deutsche Bank AG NY	”	—	—	—		—	2,500	US$	2,500	—		—		—		—	2,500	US$	2,480
	Dexia Credit Local	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,964
	Dexia Credit Local	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,995
	Dexia Credit Local S.A	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,985
	Dexia Credit Local SA NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,001
	Georgia Pwr Co.	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,006
	Household Fin Corp.	”	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,676
	HSBC Fin Corp.	”	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,070
	IBM Corp.	”	—	—	1,800	US$	1,796	4,300	US$	4,302	—		—		—		—	6,100	US$	6,105
	Intl Bk Recon + Develop	”	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,007
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount
					Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	(US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	in Thousands)
TSMC Global	John Deer Capital Corp. Fdic GT	Available-for-sale financial assets	—	—	—	US$	—	3,500	US$	3,634	—	US$	—	US$	—	US$	—	3,500	US$	3,640
	JP Morgan Chase + Co.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,000
	Landwirtsch Rentenbank	”	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,870
	Massmutual Global Fdg II Mediu	”	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,880
	Merck + Co. Inc.	”	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,038
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,556
	Met Life Glob Funding I	”	—	—	—		—	5,000	US$	5,004	—		—		—		—	5,000	US$	4,997
	Met Life Glob Funding I	”	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Morgan Stanley Dean Witter	”	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,490
	Pepsico Inc.	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,001
	Rabobank Nederland	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	4,999
	Royal Bk of Scotland Plc	”	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	4,011
	State Str Corp.	”	—	—	1,940	US$	1,920	5,080	US$	5,065	—		—		—		—	7,020	US$	6,987
	State Street Corp.	”	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	”	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,268
	Suncorp Metway Ltd.	”	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	9,039
	Teva Pharma Fin III LLC	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,008
	Westpac Banking Corp.	”	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,006
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—		—	20,000	US$	20,000	—		—		—		—	20,000	US$	20,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Jpmorgan Chase + Co.	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,098
	Westpac Banking Corp.	”	—	—	—		—	25,000	US$	25,103	—		—		—		—	25,000	US$	25,000

	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	—		—		—		—	8,000	US$	7,998
	Fannie Mae	”	—	—	—		—	3,770	US$	3,770	—		—		—		—	3,770	US$	3,774
	Fannie Mae	”	—	—	—		—	4,000	US$	4,014	—		—		—		—	4,000	US$	4,003
	Fannie Mae	”	—	—	—		—	4,000	US$	4,007	—		—		—		—	4,000	US$	4,019
	Fannie Mae	”	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,026
	Federal Farm Credit Bank	”	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,036
	Federal Farm Credit Bank	”	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Home Ln Bank	”	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	”	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,097
	Fed Home Ln Mtg Corp.	”	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,368	US$	4,337
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,333	US$	3,506
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,563	US$	3,755
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,121	US$	4,261	—		—		—		—	4,121	US$	4,254
	Fed Home Ln Mtg Corp. Multi	”	—	—	—		—	4,197	US$	4,261	—		—		—		—	2,663	US$	2,683
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,996
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,995
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	4,996	—		—		—		—	5,000	US$	4,997
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	”	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	”	—	—	—		—	10,000	US$	9,998	—		—		—		—	10,000	US$	10,003
	Federal Home Loan Bank	”	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	”	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
						Amount		Shares/Units				Amount				Gain (Loss) or		Shares/
	Marketable Securities Type	Financial Statement			Shares/Units	(US$		(In Thousands)	Amount		Shares/Units	(US$		Carrying Value (US$		Disposal (US$ in		Units	Amount (US$ in
Company Name	and Name	Account	Counter-party	Nature of Relationship	(In Thousands)	in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	in Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
TSMC Global	Federal Home Loan Bank	Available-for-sale financial assets	—	—	—	US$	—	5,000	US$	5,009	—	US$	—	US$	—	US$	—	5,000	US$	5,011
	Federal Home Loan Bank	”	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,819
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,008
	Federal Home Loan Bank	”	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	”	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,386
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	4,012	—		—		—		—	4,000	US$	4,003
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	8,082	—		—		—		—	8,000	US$	8,072
	Federal Home Loan Mortg	”	—	—	—		—	8,000	US$	8,193	—		—		—		—	8,000	US$	8,140
	Federal Home Loan Mtg Corp.	”	—	—	—		—	6,397	US$	6,394	—		—		—		—	6,106	US$	6,082
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	3,426	US$	3,494	—		—		—		—	2,703	US$	2,733
	Federal Natl Mtg Assn Gtd	”	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,826	US$	2,920
	Fhr 3184 Fa	”	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,536	US$	4,514
	Fnma Pool 745131	”	—	—	—		—	3,123	US$	3,261	—		—		—		—	2,087	US$	2,166
	Fnr 2006 60 CO	”	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,934	US$	3,925
	Freddie Mac	”	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,406
	Freddie Mac	”	—	—	—		—	8,000	US$	8,002	6,600	US$	6,596	US$	6,601	US$	(5)	1,400	US$	1,400
	Freddie Mac	”	—	—	—		—	7,000	US$	6,994	—		—		—		—	7,000	US$	6,994
	Freddie Mac	”	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,517
	Freddie Mac	”	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,038
	Gnr 2009 45 AB	”	—	—	—		—	7,004	US$	7,305	—		—		—		—	6,103	US$	6,317
	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	”	—	—	—		—	45,070	US$	45,309	41,820	US$	41,996	US$	42,042	US$	(46)	3,250	US$	3,262
	US Treasury N/B	”	—	—	—		—	43,900	US$	43,832	8,000	US$	8,032	US$	7,987	US$	45	35,900	US$	36,092
	US Treasury N/B	”	—	—	—		—	53,000	US$	53,069	32,000	US$	32,163	US$	32,042	US$	121	21,000	US$	21,153
	US Treasury N/B	”	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	”	—	—	—		—	26,000	US$	25,932	—		—		—		—	26,000	US$	26,104
	US Treasury N/B	”	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury Nts	”	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	”	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec	”	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury Sec	”	—	—	—		—	4,400	US$	4,380	—		—		—		—	4,400	US$	4,459
	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	247,559	US$	247,559	247,064	US$	247,064	US$	247,064		—	9,353	US$	9,353
	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	4,500	US$	4,489	US$	4,489		—	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of	Transaction	Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 28, 2010 to June 26, 2010	$726,279	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to June 25, 2010	352,693	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010 to June 27, 2010	923,031	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 25, 2010 to June 26, 2010	127,058	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/				Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	% to Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$102,705,311	52	Net 30 days after invoice date	—	—	$24,563,831	47
	GUC	Investee with a controlling financial interest	Sales	933,297	1	Net 30 days after monthly closing	—	—	258,159	—
	VIS	Investee accounted for using equity method	Sales	112,124	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	3,743,351	17	Net 30 days after monthly closing	—	—	(750,706)	6
	TSMC China	Subsidiary	Purchases	3,691,579	16	Net 30 days after monthly closing	—	—	(899,850)	7
	SSMC	Investee accounted for using equity method	Purchases	2,211,401	10	Net 30 days after monthly closing	—	—	(447,822)	3
	VIS	Investee accounted for using equity method	Purchases	2,094,567	9	Net 30 days after monthly closing	—	—	(853,331)	7
GUC	TSMC North America	Same parent company	Purchases	351,210	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(55,635)	7
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,381,817	68	Net 30 days after monthly closing	—	—	247,638	54

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

				Turnover Days	Overdue		Amounts Received in	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Subsequent Period	Bad Debts
TSMC	TSMC North America	Subsidiary	$24,572,849	42	$7,016,489	—	$11,759,260	$—
	VIS	Investee accounted for using equity method	378,802	(Note 2)	16,304	Accelerate demand on account receivable	4,680	—
	GUC	Investee with a controlling financial interest	351,414	58	3,644	Accelerate demand on account receivable	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	247,638	42	65	—	102,057	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of June 30, 2010						Equity in the
				June 30,		December 31,				Carrying		Net Income (Losses)		Earnings (Losses)
				2010		2009				Value (Foreign		of the Investee		(Note 1)
				(Foreign Currencies		(Foreign Currencies		Shares (In	Percentage of	Currencies		(Foreign Currencies		(Foreign Currencies
Investor Company	Investee Company	Location	Main Businesses and Products	in Thousands)		in Thousands)		Thousands)	Ownership	in Thousands)		in Thousands)		in Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$46,004,067		$226,682	$226,682	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		34,361,272		925,877	925,877	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,233,879		787,401	94,496	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,727,380		1,592,889	519,383	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	75,316	20		6,225,880		1,137,830	50,720	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		3,134,321		141,205	128,381	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,413,751		1,703,163	—	99		2,890,551		(138,098)	(136,762)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,800,334		54,840	54,840	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,576,835		303,731	111,837	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,128,923		82,134	80,492	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,000,709		270,371	94,876	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		965,414		959,044	—	99		315,832		1,166	1,160	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		156,985		22,400	22,400	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		146,335		3,997	3,997	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		19,224		1,456	1,456	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	368,023	US$	27,636	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	73,240	US$	5,293	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	27,132	US$	1,752	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	16,853	US$	1,532	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,452	US$	381	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,392	US$	201	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	—	US$	(2,944)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	692	US$	(2,944)	Note 2	Investee accounted for using equity method (Note 3)
(Continued)

				Original Investment Amount				Balance as of June 30, 2010					Net Income	Equity in the
				June 30,						Carrying			(Losses) of the	Earnings (Losses)
				2010		December 31, 2009				Value			Investee	(Note 1)
				(Foreign		(Foreign				(Foreign			(Foreign	(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in			Currencies in	Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)			Thousands)	Thousands)	Note
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	182,026	US$	27,594	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,709	US$	(670)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	2,206	US$	1,777	5,623	43	US$	770	US$	(413)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	860	US$	(63)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		$40,795		$1,969	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		14,205		699	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		9,611		(7,923)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,366		(86)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		8,158		(7,898)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unaudited financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

						Investment Flows		Accumulated Outflow of
					Accumulated Outflow of			Investment from Taiwan as				Accumulated Inward
			Total Amount of Paid-in		Investment from Taiwan as			of			Carrying Value	Remittance of Earnings as
			Capital		of January 1, 2010			June 30, 2010 (US$ in		Equity in the Earnings	as of	of
Investor Company	Investee Company	Main Businesses and Products	(Thousand)	Method of Investment	(US$ in Thousand)	Outflow	Inflow	Thousand)	Percentage of Ownership	(Losses)	June 30, 2010	June 30, 2010
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB 3,070,623)	(Note 1)	$12,180,367 (US$ 371,000)	$—	$—	$12,180,367 (US$ 371,000)	100%	$128,381 (Note 3)	$3,134,321	$—

GUC	GUC-Shanghai	Consulting services in main products	16,160 (US$ 500)	(Note 2)	—	16,160 (US$ 500)	—	16,160 (US$ 500)	100%	(7,898) (Note 4)	8,158	—

	Accumulated Investment in Mainland China	Investment Amounts Authorized by
	as of June 30, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
	$12,180,367	$12,180,367	$12,180,367
TSMC	(US$ 371,000)	(US$ 371,000)	(US$ 371,000)

	16,160	16,160	1,702,006
GUC	(US$ 500)	(US$ 500)	(Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the audited financial statements.

Note 4:	Equity in earnings/losses was determined based on the unaudited financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. For the six months ended June 30, 2010

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$102,705,311	—	51%
				Receivables from related parties	24,563,831	—	4%
				Other receivables from related parties	9,018	—	—
				Payables to related parties	8,256	—	—

		TSMC China	1	Sales	1,883	—	—
				Purchases	3,691,579	—	2%
				Marketing expenses - commission	25,404	—	—
				Purchase of property, plant, and equipment	63,525	—	—
				Sales of property, plant, and equipment	11,224	—	—
				Gain on disposal of property, plant and equipment	33,081	—	—
				Technical service income	3,151	—
				Other receivables from related parties	13,836	—	—
				Payables to related parties	899,850	—	—
				Deferred debits	13,887	—	—

		TSMC Japan	1	Marketing expenses - commission	128,234	—	—
				Payables to related parties	28,315	—	—

		TSMC Europe	1	Marketing expenses - commission	206,214	—	—
				Research and development expenses	12,477	—	—
				Payables to related parties	40,274	—	—

		TSMC Korea	1	Marketing expenses - commission	10,139	—	—
				Payables to related parties	2,623	—	—

		GUC	1	Sales	933,297	—	—
				Receivables from related parties	258,159	—	—
				Other receivables from related parties	93,255	—	—

		TSMC Technology	1	Research and development expenses	289,788	—	—
				Payables to related parties	118,085	—	—

		WaferTech	1	Sales	2,718	—	—
				Purchases	3,743,351	—	2%
				Purchase of property, plant, and equipment	9,624	—	—
				Sales of property, plant, and equipment	9,655	—	—
				Gain on disposal of property, plant and equipment	9,643	—	—
				Other receivables from related parties	13,069	—	—
				Payables to related parties	750,706	—	—

		Xintec	1	Manufacturing overhead	113,104	—	—
				Other receivables from related parties	9,292	—	—
				Payables to related parties	46,704	—	—

		TSMC Canada	1	Research and development expenses	95,047	—	—
				Payables to related parties	16,472	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
1	GUC	TSMC North America	3	Purchases	$351,210	—	—
				Manufacturing overhead	103,202	—	—
				Payables to related parties	55,635	—	—

		GUC-NA	3	Manufacturing overhead	14,602	—	—
				Operating expenses	77,162
				Accrued expense	14,974	—	—

		GUC-Japan	3	Operating expenses	22,024	—	—
				Accrued expense	4,155	—	—

		GUC-Europe	3	Operating expenses	1,295	—	—

		GUC-Shanghai	3	Operating expenses	8,619	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. For the six months ended June 30, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$61,280,891	—	52%
				Receivables from related parties	18,436,885	—	3%
				Other receivables from related parties	7,844	—	—
				Payables to related parties	6,493	—	—

		TSMC China	1	Sales	31,219	—	—
				Purchases	1,288,201	—	1%
				Gain on disposal of property, plant and equipment	93,444	—	—
				Technical service income	3,742	—	—
				Other receivables from related parties	136,106	—	—
				Payables to related parties	365,620	—	—
				Deferred credits	90,452	—	—

		TSMC Japan	1	Marketing expenses - commission	104,755	—	—
				Payables to related parties	55,881	—	—

		TSMC Europe	1	Marketing expenses - commission	151,844	—	—
				Research and development expenses	6,475	—	—
				Payables to related parties	36,465	—	—

		TSMC Korea	1	Marketing expenses - commission	6,336	—	—
				Payables to related parties	1,164	—	—

		GUC	1	Sales	803,180	—	1%
				Research and development expenses	18,014	—	—
				Receivables from related parties	279,729	—	—
				Other receivables from related parties	153,874	—	—

		TSMC Technology	1	Research and development expenses	179,751	—	—
				Payables to related parties	123,536	—	—

		WaferTech	1	Sales	2,935	—	—
				Purchases	2,012,386	—	2%
				Other receivables from related parties	14,732	—	—
				Payables to related parties	480,794	—	—

		Xintec	1	Proceeds from disposal of property, plant and equipment	58,450	—	—
				Other receivables from related parties	70,823	—	—

		TSMC Canada	1	Research and development expenses	76,380	—	—
				Other receivables from related parties	12,853	—	—

1	GUC	TSMC North America	3	Purchases	391,623	—	—
				Manufacturing overhead	175,373	—	—
				Payables to related parties	179,010	—	—

		GUC-NA	3	Operating expenses	74,761	—	—
				Accrued expenses	11,637	—	—

		GUC-Japan	3	Operating expenses	19,527	—	—
				Accrued expenses	3,071	—	—

		GUC-Europe	3	Operating expenses	5,234	—	—
				Accrued expenses	2,518	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 23, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer